United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

COMPANHIA VALE DO RIO DOCE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Management’s Report on Internal Control Over Financial Reporting	F-4

Consolidated Balance Sheets as of December 31, 2007 and 2006	F-5

Consolidated Statements of Income for the three-month periods ended December 31, 2007, September 30, 2007 and December 31, 2006 and for the years ended December 31, 2007, 2006 and 2005	F-7

Consolidated Statements of Cash Flows for the three-month periods ended December 31, 2007, September 30, 2007 and December 31, 2006 and for the years ended December 31, 2007, 2006 and 2005	F-8

Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended December 31, 2007, September 30, 2007 and December 31, 2006 and for the years ended December 31, 2007, 2006 and 2005
F-9

Notes to the Consolidated Financial Statements	F-10

Supplemental Financial Information	S-1

PricewaterhouseCoopers
Rua da Candelária, 65 11° - 15°
20091-020 Rio de Janeiro, RJ - Brasil
Caixa Postal 949
Telefone (21) 3232-6112
Fax (21) 2516-6319
www.pwc.com/br
Report of Independent Registered
Public Accounting Firm
To the Board of Directors and Stockholders
Companhia Vale do Rio Doce
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in stockholders’ equity present fairly, in all material respects, the financial position of Companhia Vale do Rio Doce and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on internal control over financial reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As discussed in Note 18 to the consolidated financial statement, the Company changed the manner in which its accounts for defined benefit pension and other retirement plans in 2006.

PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro, Brazil
February 28, 2008

Management’s Report on Internal Control over Financial Reporting
The management of Companhia Vale do Rio Doce – VALE is responsible for establishing and maintaining adequate internal control over financial reporting.
The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.
Vale’s management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2007 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission — COSO. Based on such assessment and criteria, Vale’s management has concluded that the company’s internal control over financial reporting was effective as of December 31, 2007.
The effectiveness of the company’s internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.
By:
      Name:   Roger Agnelli
     Title:       Chief Executive Officer
By:
    Name:      Fabio de Oliveira Barbosa
      Title:       Chief Financial Officer
Date: February 28, 2008

Consolidated Balance Sheets
Expressed in millions of United States Dollars

	As of December 31,
	2007	2006
Assets
Current assets
Cash and cash equivalents	1,046	4,448
Accounts receivable
Related parties	281	675
Unrelated parties	3,671	2,929
Loans and advances to related parties	64	40
Inventories	3,859	3,493
Deferred income tax	603	410
Recoverable taxes	1,159	414
Others	697	531

	11,380	12,940

Property, plant and equipment, net, and intangible assets	54,625	38,007
Investments in affiliated companies, joint ventures and other investments	2,922	2,353
Other assets
Goodwill on acquisition of subsidiaries	3,791	4,484
Loans and advances
Related parties	3	5
Unrelated parties	127	109
Prepaid pension cost	1,009	977
Prepaid expenses	200	360
Judicial deposits	1,124	852
Advances to suppliers — energy	574	443
Recoverable taxes	199	305
Unrealized gains on derivative instruments	673	22
Others	90	69

	7,790	7,626

TOTAL	76,717	60,926

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets
Expressed in millions of United States Dollars
(Except number of shares)

	(Continued)
	As of December 31,
	2007	2006
Liabilities and stockholders’ equity
Current liabilities
Suppliers	2,430	2,382
Payroll and related charges	734	451
Minimum annual dividends attributed to stockholders	2,683	1,494
Current portion of long-term debt — unrelated parties	1,249	711
Short-term debt	167	723
Loans from related parties	6	25
Provision for income taxes	1,198	817
Taxes payable and royalties	322	149
Employees post retirement benefits	131	107
Sub-concession North South Railroad	210	—
Unrealized losses on derivative instruments	346	—
Provisions for asset retirement obligations	64	—
Others	543	453

	10,083	7,312

Long-term liabilities
Employees post retirement benefits	2,204	1,841
Long-term debt — unrelated parties	17,608	21,122
Provisions for contingencies (Note 19 (c))	2,453	1,641
Unrealized losses on derivative instruments	5	705
Deferred income tax	5,725	4,527
Provisions for asset retirement obligations	911	676
Sub-concession North South Railroad	210	—
Others	1,687	618

	30,803	31,130

Minority interests	2,555	2,811

Commitments and contingencies (Note 19)

Stockholders’ equity (Note 16)
Preferred class A stock — 7,200,000,000 no-par-value shares authorized and 1,919,516,400 issued	4,953	4,702
Common stock — 3,600,000,000 no-par-value shares authorized and 2,999,797,716 issued	7,742	3,806
Treasury stock — 30,341,144 preferred and 56,582,040 common shares	(389)	(389)
Additional paid-in capital	498	498
Mandatory convertible notes in common shares	1,288	—
Mandatory convertible notes in preferred shares	581	—
Other cumulative comprehensive income (deficit)	1,655	(1,004)
Undistributed retained earnings	15,317	9,555
Unappropriated retained earnings	1,631	2,505

	33,276	19,673

TOTAL	76,717	60,926

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income
Expressed in millions of United States Dollars
(Except per share amounts)

	Three-month period ended (unaudited)
	December 31,	September 30,	December 31,	Year ended December 31,
	2007	2007	2006	2007	2006	2005
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	7,213	6,927	6,451	28,441	16,511	10,767
Revenues from logistic services	389	391	342	1,525	1,376	1,216
Aluminum products	672	677	674	2,722	2,381	1,408
Other products and services	138	129	27	427	95	14

	8,412	8,124	7,494	33,115	20,363	13,405
Taxes on revenues	(249)	(226)	(181)	(873)	(712)	(613)

Net operating revenues	8,163	7,898	7,313	32,242	19,651	12,792

Operating costs and expenses
Cost of ores and metals sold	(3,687)	(3,053)	(3,760)	(13,628)	(7,946)	(4,620)
Cost of logistic services	(231)	(207)	(204)	(853)	(777)	(705)
Cost of aluminum products	(486)	(419)	(392)	(1,705)	(1,355)	(893)
Others	(100)	(106)	(31)	(277)	(69)	(11)

	(4,504)	(3,785)	(4,387)	(16,463)	(10,147)	(6,229)
Selling, general and administrative expenses	(424)	(287)	(269)	(1,245)	(816)	(583)
Research and development	(262)	(206)	(175)	(733)	(481)	(277)
Others	(290)	(190)	(302)	(607)	(570)	(271)

	(5,480)	(4,468)	(5,133)	(19,048)	(12,014)	(7,360)

Operating income	2,683	3,430	2,180	13,194	7,637	5,432

Non-operating income (expenses)
Financial income	58	39	181	295	327	123
Financial expenses	(227)	(198)	(708)	(1,592)	(1,338)	(560)
Foreign exchange and monetary gains, net	304	553	204	2,559	529	299
Gain on sale of investments	—	103	311	777	674	126

	135	497	(12)	2,039	192	(12)

Income before income taxes, equity results and minority interests	2,818	3,927	2,168	15,233	7,829	5,420

Income taxes
Current	(610)	(975)	(314)	(3,901)	(1,134)	(754)
Deferred	394	28	(237)	700	(298)	(126)

	(216)	(947)	(551)	(3,201)	(1,432)	(880)

Equity in results of affiliates and joint ventures and other investments	136	165	183	595	710	760
Minority interests	(165)	(205)	(227)	(802)	(579)	(459)

Net income	2,573	2,940	1,573	11,825	6,528	4,841

Basic and diluted earnings per share
Earnings per preferred share	0.52	0.59	0.33	2.41	1.35	1.05
Earnings per common share	0.52	0.59	0.33	2.41	1.35	1.05
Earnings per convertible notes linked to prefered share (*)	0.79	0.86	—	3.30	—	—
Earnings per convertible notes linked to common share (*)	0.85	0.94	—	3.51	—	—

(*)	Basic earnings per share only as dulition assumes conversion.
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
Expressed in millions of United States Dollars

	Three-month period ended (unaudited)
	December 31,	September 30,	December 31,	Year ended December 31,
	2007	2007	2006	2007	2006	2005
Cash flows from operating activities:
Net income	2,573	2,940	1,573	11,825	6,528	4,841

Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	737	532	379	2,186	997	619
Dividends received	112	39	64	394	516	489
Equity in results of affiliates and joint ventures	(136)	(165)	(183)	(595)	(710)	(760)
Deferred income taxes	(394)	(28)	237	(700)	298	126
Loss on sale of property, plant and equipment	104	3	57	168	106	26
Gain on sale of investments	—	(103)	(311)	(777)	(674)	(126)
Foreign exchange and monetary losses (gains), net	(266)	(565)	(576)	(2,827)	(917)	(237)
Unrealized derivative losses (gains), net	(326)	(338)	94	(917)	116	101
Minority interests	165	205	227	802	579	459
Interest payable (receivable), net	(23)	9	79	102	36	62
Others	46	68	(123)	115	(93)	(132)
Decrease (increase) in assets:
Accounts receivable	135	489	37	235	(438)	(416)
Inventories	(558)	(194)	865	(343)	859	(138)
Others	80	(467)	124	(292)	(12)	(639)
Increase (decrease) in liabilities:
Suppliers	429	95	189	998	(47)	279
Payroll and related charges	106	121	(72)	170	(86)	40
Income taxes	(582)	526	(25)	393	84	413
Others	260	(327)	208	75	90	154

Net cash provided by operating activities	2,462	2,840	2,843	11,012	7,232	5,161

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	(32)	—	(10)	(33)	(18)	(27)
Repayments	—	—	—	10	11	115
Others	(1)	3	(49)	1	(16)	—
Judicial deposits	(50)	(12)	(17)	(125)	(78)	(59)
Additions to investments	(230)	—	(46)	(324)	(107)	(103)
Additions to property, plant and equipment	(2,747)	(1,367)	(1,781)	(6,651)	(4,431)	(3,977)
Proceeds from disposal of investments	—	134	405	1,042	837	126
Proceeds from disposals of property, plant and equipment	—	—	—	—	49	16
Cash used to acquire subsidiaries, net of cash acquired	—	—	(13,195)	(2,926)	(13,201)	(737)

Net cash used in investing activities	(3,060)	(1,242)	(14,693)	(9,006)	(16,954)	(4,646)

Cash flows from financing activities:
Short-term debt, additions	2,021	472	1,151	4,483	4,912	763
Short-term debt, repayments	(1,877)	(472)	(670)	(5,040)	(4,233)	(849)
Loans
Related parties
Additions	1	5	—	259	10	10
Repayments	(39)	—	(22)	(273)	(50)	(43)
Issuances of long-term debt
Related parties	—	—	14	—	14	15
Others	646	54	20,630	7,212	21,993	1,757
Treasury stock	—	—	—	—	(301)	—
Repayments of long-term debt
Others	(114)	(871)	(6,908)	(11,130)	(7,635)	(884)
Proceeds from mandatory convertible notes	—	—	—	1,869	—	—
Interest attributed to stockholders	(1,050)	—	(650)	(1,875)	(1,300)	(1,300)
Dividends to minority interest	(429)	—	(9)	(714)	(65)	—

Net cash provided by (used in) financing activities	(841)	(812)	13,536	(5,209)	13,345	(531)

Increase (decrease) in cash and cash equivalents	(1,439)	786	1,686	(3,203)	3,623	(16)
Effect of exchange rate changes on cash and cash equivalents	(23)	(52)	(129)	(199)	(216)	(192)
Cash and cash equivalents, beginning of period	2,508	1,774	2,891	4,448	1,041	1,249

Cash and cash equivalents, end of period	1,046	2,508	4,448	1,046	4,448	1,041

Cash paid during the period for:
Interest on short-term debt	(8)	(1)	(1)	(49)	(9)	(9)
Interest on long-term debt	(361)	(324)	(252)	(1,289)	(565)	(243)
Income tax	(732)	(691)	(121)	(3,284)	(586)	(481)

Non-cash transactions
Interest capitalized	(15)	(20)	(30)	(78)	(126)	(86)
Issuance of preferred stock for the acquisition of Caemi, net of cash acquired	—	—	—	—	(2,552)	—
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States Dollars
(except number of shares and per-share amounts)

	Three-month period ended (unaudited)
	December 31,	September 30,	December 31,	Year ended December 31,
	2007	2007	2006	2007	2006	2005
Preferred class A stock (including twelve special shares)
Beginning of the period	4,953	4,953	4,702	4,702	2,150	1,176
Capital increase	—	—	—	—	2,552	—
Transfer from undistributed retained earnings	—	—	—	251	—	974

End of the period	4,953	4,953	4,702	4,953	4,702	2,150

Common stock
Beginning of the period	7,742	7,742	3,806	3,806	3,806	2,121
Transfer from undistributed retained earnings	—	—	—	3,936	—	1,685

End of the period	7,742	7,742	3,806	7,742	3,806	3,806

Treasury stock
Beginning of the period	(389)	(389)	(389)	(389)	(88)	(88)
Acquisitions	—	—	—	—	(301)	—

End of the period	(389)	(389)	(389)	(389)	(389)	(88)

Additional paid-in capital
Beginning and end of the period	498	498	498	498	498	498

Mandatory convertible notes in common shares
Beginning and end of the period	1,288	1,288	—	—	—	—
Change in the period	—	—	—	1,288	—	—

	1,288	1,288	—	1,288	—	—

Mandatory convertible notes in preferred shares
Beginning and end of the period	581	581	—	—	—	—
Change in the period	—	—	—	581	—	—

	581	581	—	581	—	—
Other cumulative comprehensive income (deficit)
Cumulative translation adjustments
Beginning of the period	1,003	(464)	(1,862)	(1,628)	(2,856)	(3,869)
Change in the period	337	1,467	234	2,968	1,228	1,013

End of the period	1,340	1,003	(1,628)	1,340	(1,628)	(2,856)

Unrealized gain on available-for-sale securities
Beginning of the period	229	205	130	271	127	95
Change in the period	(18)	24	141	(60)	144	32

End of the period	211	229	271	211	271	127
Superavit (deficit) accrued pension plan
Beginning of the period	540	472	460	353	460	—
Change in the period	(465)	68	(107)	(278)	(107)	—

End of the period	75	540	353	75	353	—

Cash flow hedge
Beginning of the period	23	14	—	—	—	—
Change in the period	6	9	—	29	—	—

End of the period	29	23	—	29	—	—

Total other cumulative comprehensive income (deficit)	1,655	1,795	(1,004)	1,655	(1,004)	(2,729)

Undistributed retained earnings
Beginning of the period	6,560	6,233	4,646	9,555	4,357	4,143
Transfer from unappropriated retained earnings	8,757	327	4,909	9,949	5,198	2,873
Transfer to capital stock	—	—	—	(4,187)	—	(2,659)

End of the period	15,317	6,560	9,555	15,317	9,555	4,357

Unappropriated retained earnings
Beginning of the period	10,524	7,952	7,349	2,505	3,983	3,315
Net income	2,573	2,940	1,573	11,825	6,528	4,841
Interest attributed to mandatory covertible debt
Preferred class A stock	(8)	(14)	—	(22)	—	—
Common stock	(18)	(27)	—	(45)	—	—
Dividends and interest attributed to stockholders
Preferred class A stock	(1,049)	—	(585)	(1,049)	(1,098)	(469)
Common stock	(1,634)	—	(923)	(1,634)	(1,710)	(831)
Appropriation to reserves	(8,757)	(327)	(4,909)	(9,949)	(5,198)	(2,873)

End of the period	1,631	10,524	2,505	1,631	2,505	3,983

Total stockholders’ equity	33,276	33,552	19,673	33,276	19,673	11,977

Preferred class A stock (including twelve special shares)	1,919,516,400	1,919,516,400	1,919,516,400	1,919,516,400	1,919,516,400	1,662,910,956
Common stock	2,999,797,716	2,999,797,716	2,999,797,716	2,999,797,716	2,999,797,716	2,999,797,716
Treasury stock
Beginning of the period	(86,923,184)	(86,923,328)	(86,927,072)	(86,927,072)	(56,627,872)	(56,629,844)
Acquisitions	—	—	—	—	(30,299,200)	—
Sales	—	144	—	3,888	—	1,972

End of the period	(86,923,184)	(86,923,184)	(86,927,072)	(86,923,184)	(86,927,072)	(56,627,872)

	4,832,390,932	4,832,390,932	4,832,387,044	4,832,390,932	4,832,387,044	4,606,080,800

Dividends and interest attributed to stockholders (per share):
Preferred class A stock (including twelve special shares)	0.56	—	0.31	0.56	0.58	0.29
Common stock	0.56	—	0.31	0.56	0.58	0.29
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
Expressed in millions of United States Dollars, unless otherwise stated
1	The Company and its operation

Companhia Vale do Rio Doce (Vale) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. The operations are carried out through Vale and our subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities.

On December 31, 2007 the main operating subsidiaries we consolidate are as follows:

		% voting	Head office
Subsidiary	% ownership	capital	location	Principal activity
Alumina do Norte do Brasil S.A. — Alunorte (“Alunorte”)	57.03	61.74	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras (“Albras”)	51.00	51.00	Brazil	Aluminum
CADAM S.A (CADAM)	61.48	100.00	Brazil	Kaolin
CVRD International S.A.	100.00	100.00	Swiss	Trading
CVRD Overseas Ltd.	100.00	100.00	Cayman Islands	Trading
Vale Inco Limited (1)	100.00	100.00	Canada	Nickel
Ferrovia Centro-Atlântica S. A.	100.00	100.00	Brazil	Logistics
Minerações Brasileiras Reunidas S.A. — MBR (5)	92.99	92.99	Brazil	Iron ore
Mineração Onça Puma Ltda	100.00	100.00	Brazil	Nickel
Pará Pigmentos S.A. (“PPSA”)	86.17	85.57	Brazil	Kaolin
PT International Nickel Indonesia Tbk (“PT Inco”) (2)	61.16	61.16	Indonesia	Nickel
Rio Doce Manganês S.A.	100.00	100.00	Brazil	Manganese and Ferroalloys
Rio Doce Manganèse Europe — RDME	100.00	100.00	France	Ferroalloys
Rio Doce Manganese Norway — RDMN	100.00	100.00	Norway	Ferroalloys
Valesul Aumínio S.A. (3)	100.00	100.00	Brazil	Aluminum
Vale Australia Pty Ltd. (4)	100.00	100.00	Australia	Coal

(1)	Subsidiary consolidated as from October 2006 (Note 13);

(2)	Through Vale Inco Limited;

(3)	Subsidiary consolidated as from July 2006 (Note 13);

(4)	Subsidiary consolidated as from april de 2007 (Note 6); and

(5)	See Note 6.
2	Basis of consolidation

All majority-owned subsidiaries in which we have both share and management control are consolidated. All significant intercompany accounts and transactions are eliminated. Our variable interest entities in which we are the primary beneficiary are consolidated. Investments in unconsolidated affiliates and joint ventures are accounted for by the equity method (Note 13).

We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

Our condensed consolidated interim financial information for the three-month periods ended December 31, 2007, September 30, 2007, and December 31, 2006 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods.

Our investments in hydroelectric projects are made via consortium contracts under which we have an undivided interest in assets and are liable for our proportionate share of liabilities and expenses, which are based on our proportionate share of power output. We do not have joint liability for any obligations, and all our recorded costs, income, assets and liabilities relate to the entities within our group. Since there is no separate legal entity for the project, there are no separate financial statements, income tax return, net income or shareholders’ equity. As confirned by our external legal counsel, Brazilian corporate law explicitly states that no separate legal entity arises from consortium contract. Accordingly, we recognize our proportionate share of costs and our undivided interest in assets relating to hydroelectric projects (Note 12 (c)).

3	Summary of significant accounting policies

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post retirement benefits and other similar evaluations. Actual results could differ from those estimates.

(a)	Basis of presentation

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which differ in certain respects from the accounting practices adopted in Brazil that we use in preparing our statutory financial statements.

As from July 1, 1997, when we concluded that the Brazilian economy had ceased to be highly inflationary, we changed our functional currency from the reporting currency (U.S. Dollars) to the Brazil currency (Brazilian Reais), for Brazilian operations and extensions thereof. Accordingly, we translated the U.S. Dollar amounts of non-monetary assets and liabilities into Reais at the current exchange rate, and those amounts became the new accounting bases for such assets and liabilities.

For the Brazilian operations, the U.S. Dollar amounts for the periods and years presented have been remeasured (translated) from the Brazilian currency amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards (SFAS) 52 – “Foreign Currency Translation” (SFAS 52).

We have remeasured all assets and liabilities into U.S. Dollars at the exchange rate at each balance sheet date (2007- R$1.7713 and 2006- R$2.1342 to US$1.00 or the first available exchange rate if exchange on December 31, was not available), and all accounts in the statements of income (including amounts exchange gains and losses on assets and liabilities denominated in foreign currency) at the average rates prevailing during the period. The translation gain or loss resulting from this remeasurement process is included in the cumulative translation adjustments account in stockholders’ equity.

The net exchange transaction gain (loss) included in our statement of income was US$1,639, US$452 and US$227 in 2007, 2006 and 2005, respectively, included within the line “Foreign exchange and monetary gains (losses), net”.

(b)	Business combinations

We adopt the procedures determined by SFAS 141 – “Business Combinations” to recognize acquisitions of interests in other companies. The method of accounting used in our business combination transactions is the “purchase method”, which requires that acquirers reasonably determine the fair value of the identifiable assets and liabilities of acquired companies, individually, in order to determine the goodwill paid on the purchase to be recognized as an intangible asset. On the acquisition of assets, which include the rights to mine reserves of natural resources, the establishment of values for these assets includes the determination of fair values on purchased reserves, which are classified in the balance sheet as “Property, plant and equipment”.

Through December 31, 2001, goodwill was amortized in a systematic manner over the periods estimated to be benefited. As required by SFAS 142 — “Goodwill and Other Intangible Assets” from January 1, 2002 goodwill resulting from the acquisitions is no longer amortized, but is tested for impairment at least annually and reduced to fair value to the extent any such impairment is identified.

(c)	Inventories

Inventories are stated at the average cost of purchase or production, lower than replacement or realizable values. We record allowances for slow moving or obsolete inventories when considered appropriate, reflecting our periodic assessment of recoverability.

We classify proven and probable reserve quantities attributable to stockpiled inventory as inventory and account for them as processed when they are removed from the mine. These reserve quantities are not included in the total proven and probable reserve quantities used in the units of production, depreciation, depletion and amortization calculations.
(d)	Property, plant and equipment

Property, plant and equipment are recorded at cost, including interest cost incurred during the construction of major new facilities. We compute depreciation on the straight-line basis at annual average rates which take into consideration the useful lives of the assets, as follows: 3.03% for railroads, 3.65% for buildings, 3.78% for installations and 3.25% for mining development costs and 7.30% for other equipment. Expenditures for maintenance and repairs are charged to operating costs and expenses as incurred.

We capitalize the costs of developing major new ore bodies or expanding the capacity of operating mines and amortize these to operations on the unit-of-production method based on the total probable and proven quantity of ore to be recovered. Exploration costs are expensed. After economic viability of mining activities is established, subsequent development costs are capitalized. We capitalize mine development costs as from the time the development phase commences.

(e)	Available-for-sale equity securities

Equity securities classified as “available-for-sale” are recorded in accordance with SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”. Accordingly, we exclude unrealized holding gains and losses, net of taxes, if applicable, from income and recognize them, net of tax effects, as a separate component of stockholders’ equity until realized.

(f)	Revenues and expenses

Revenues are recognized when title has transferred to the customer or services are rendered. Revenue from exported products is recognized when such products are loaded on board the ship. Revenue from products sold in the domestic market is recognized when delivery is made to the customer. Revenue from transportation services is recognized when the service order has been fulfilled. Expenses and costs are recognized on the accrual basis.

(g)	Asset retirement obligations

Retirement of long-lived assets is accounted for in accordance with SFAS 143 – “Accounting for Asset Retirement Obligations”. Our retirement obligations consist primarily of estimated closure costs, the initial measurement of which is recognized as a liability discounted to present values and subsequently accreted through earnings. An asset retirement cost equal to the initial liability is capitalized as part of the related asset’s carrying value and depreciated over the asset’s useful life.

(h)	Compensated absences

We fully accrue the employees’ compensation liability for vacations vested during the year.

(i)	Income taxes

The deferred tax effects of tax loss carryforwards and temporary differences have been recognized in the consolidated financial statements pursuant to SFAS 109 — “Accounting for Income Taxes”. A valuation allowance is made when we believe that it is more likely than not that tax assets will not be fully recoverable in the future.

(j)	Statement of cash flows

Cash flows relating to overnight financing and investment are reported net. Short-term investments that have a ready market and original maturities to us, when purchased, of 90 days or less are classified as “Cash equivalents”.

(k)	Earnings per share

Earnings per share are computed by dividing net income by the weighted average number of common and preferred shares outstanding during the period.

(l)	Interest attributable to stockholders

Brazilian corporations are permitted to distribute interest attributable to stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (TJLP) determined by the Brazilian Central Bank. Also, such interest may not exceed 50% of net income for the year nor 50% of retained earnings plus revenue reserves.

The amount of interest attributed to stockholders is deductible for purposes of taxes on income. Accordingly, the benefit to us, as opposed to making a dividend payment, is a reduction in our income tax charge. Income tax of 15% is withheld on behalf of the stockholders relative to the interest distribution. Under Brazilian law, interest attributable to stockholders is considered as part of the annual minimum dividend (Note 16). This notional interest distribution is treated for accounting purposes as a deduction from stockholders’ equity in a manner similar to a dividend.

(m)	Derivatives and hedging activities

We apply SFAS 133 — “Accounting for Derivative Financial Instruments and Hedging Activities”, as amended by SFAS 137, SFAS 138 and SFAS 149. Those standards require that we recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure such instruments at fair value. Changes in the fair value of derivatives are recorded in each period in current earnings or in other comprehensive income, in the latter case depending on whether a transaction is designated as an effective hedge and has been effective during the period.

(n)	Comprehensive income

We present comprehensive income as part of the Statement of Changes in Stockholders’ Equity, in compliance with SFAS 130 – “Reporting Comprehensive Income”, net of taxes.

(o)	Pension and other post retirement benefits

We sponsor private pension and other post retirement benefits for our employees which are actuarially determined and recognized as an asset or liability or both depending on the funded or unfunded status of each plan in accordance with SFAS 158 – “Employees’ Accounting for Defined Benefit Pension and Other Post retirement Plans”. This Statement, issued in 2006, amended previously issued statements. The cost of our defined benefit and prior service costs or credits that arise during the period and are not components of net periodic benefit costs are recorded in other cumulative comprehensive income (deficit).

(p)	Removal of waste materials to access mineral deposits

Stripping costs (the costs associated with the removal of overburden and other waste materials) incurred during the development of a mine, before production commences, are capitalized as part of the depreciable cost of developing the property. Such costs are subsequently amortized over the useful life of the mine based on proven and probable reserves.

Post-production stripping costs are recorded as cost of production when incurred.

4	Recently-issued accounting pronouncements

In December 2007, the Financial Accounting Standard (FASB) issued SFAS 160, which clarifies that a no controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, in the case of Vale, January 1, 2009). Earlier adoption is prohibited. SFAS 160 shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the impact of such new pronouncement in its consolidated financial statements but believes that it will not generate a material impact on the Company’s consolidated results of operations or financial position.

In December 2007, the FASB issued SFAS 141(R), “Statement of Financial Accounting Standards No. 141 (revised 2007)”. SFAS 141(R) retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141 did not define the acquirer, although it included guidance on identifying the acquirer. SFAS 141(R)’s scope is broader than that of SFAS 141, which applied only to business combinations in which control was obtained by transferring consideration. The result of applying SFAS 141’s guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values. In addition, SFAS 141(R) requires to measure the noncontrolling interest in the acquiree at fair value which results in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (that is, in the case of Vale, January 1, 2009). An entity may not apply it before that date. The effective date of this Statement is the same as that of the related SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (described below). We are currently studying the possible effects which may arise upon adoption of this standard.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. This standard is effective for fiscal years that begin after November 15, 2007. We are currently studying the possible effects which may arise upon adoption of this standard.

In September 2006, the FASB issued SFAS 157 — “Fair value measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years (that is, in the case of Vale, January 1, 2008). We are currently studying the possible effects which may arise upon adoption of this standard.

5	Our privatization

In May 1997, we were privatized by the Brazilian Government, which transferred voting control to Valepar S.A. (“Valepar”). The Brazilian Government has retained certain rights with respect to our future decisions and those of Valepar and has also caused us to enter into agreements which may affect our activities and results of operations in the future. These rights and agreements are:
•	Preferred Special Share. The Brazilian Government holds twelve preferred special shares of Vale which confers upon it permanent veto rights over changes in our (i) name, (ii) location of our headquarters, (iii) corporate purpose with respect to mineral exploration, (iv) continued operation of our integrated iron ore mining systems and (v) certain other matters.

•	Shareholder revenue interests. On April 18, 1997, we issued to shareholders of record (including the Brazilian Government) revenue interests providing holders thereof with the right to receive semi-annual payments based on a percentage of our net revenues above threshold production volumes from identified mining resources. These instruments are not secured by the corresponding mineral reserves and deposits (Note 19 (e)).
6	Major acquisitions and disposals
In October, 2007 we were awarded, in an auction, a 30-year sub-concession for commercial exploitation of the North-South railroad (FNS – Ferrovia Norte Sul) for US$837, payable in three installments. The first installment, equal to US$412 and corresponding to 50% was paid in December 2007. The second installment, equal to 25%, is to be paid in December 2008, and the last installment falls due upon the completion of the railroad. The remaining installments are indexed to the general price index (IGP-DI) and accrue interest of 12% p.a. from the settlement date of the first installment.

In July 2007, we sold our total interest in Lion Ore Mining International Ltd. (held by our subsidiary Vale Inco), corresponding to 1.8% of total common shares for US$105 generating a gain of US$80.

In June 2007, we sold through a primary and secondary public offering, 25,213,664 common shares, representing 57.84% of the total capital of our subsidiary Log-In Logística Intermodal S.A. for US$179, recording a gain of US$155.

In July 2007, we sold an additional 5.1% stake for US$24 recording a gain of US$21. Since December 31, 2007, we hold 31.27% of the voting and total capital of this entity, which is accounted for as an equity investee.

In May 2007, we sold in a public offering, part of our shareholding in Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS, an available-for-sale investee, for US$728, recording a gain of US$456. We have retained the minimum number of shares required to participate in the current shareholders agreement of the investee.

In May 2007, we acquired a further 6.25% of the total share capital of Empreendimentos Brasileiros de Mineração S.A. (EBM), which main asset is its interest in MBR, for US$231 and as a result, our direct and indirect stake in MBR increased to, 92.99% of total and voting capital. We simultaneously entered into an usufruct agreement with minority shareholders whereby they transferred to us all rights and obligations with respect to their EBM shares, including rights to dividends for the next 30 years, for which we will make an initial payment of US$61 plus an annual fee of US$48 foreach of the next 29 years. The present value of the future obligation is recorded as a liability and the corresponding charge recorded to minority interests in the balance sheet.

In April 2007, we concluded the acquisition of 100% of Vale Australia (former AMCI Holdings Australia Pty – AMCI HA), a private company domiciled in Australia which owns and operates coal mines in that country, for US$656.

The purchase price allocations based on the fair values of acquired assets and liabilities was based on management’s internal valuation estimates.

Such allocations were finalized based on valuation and other studies, performed by us with the assistance of outside valuation specialists. Accordingly, the purchase price allocation adjustments for acquisitions are as follows:

Purchase price	656
Book value of assets acquired and liabilities assumed, net	(184)
Adjustment to fair value of property, plant and equipment	(441)
Adjustment to fair value of inventories	(6)
Deferred taxes on the above adjustments	43

Goodwill	68

In March 2007, we acquired the remaining 18% minority interest in Ferro-Gusa Carajás held by Nucor do Brasil S.A. for US$20, which then became a wholly-owned subsidiary.

In October, 2006 we acquired Inco Limited (Note 7).

7	Acquisition of Inco

In October, 2006 we initially acquired 174,623,019 common shares, representing 75.66% the outstanding shares of Inco Limited (Inco), a Canadian-domiciled nickel company, for US$13 billion. By November 3, 2006 we had already acquired a total of 196,078,276 shares for approximately US$15 billion, representing 86.57% of Inco’s capital. On December 31, 2006 we held 87.73% of the outstanding shares.

On January 3, 2007, we paid an additional US$2 billion and now own 100% of share capital of Vale Inco. At the date the shareholders of Inco approved the amalgamation of Inco with Itabira Canada Inc. (Itabira Canada), our wholly-owned indirect subsidiary. Pursuant to the amalgamation, Inco changed its name to “Vale Inco Limited” (Vale Inco).

In December 2006 we concluded several transactions to settle the bridge loan aiming to extend our average debt maturity close to the pre-acquisition level (Note 15).

The purchase price allocation based on the fair values of acquired assets and liabilities was initially based on management’s preliminary internal valuation estimates. During the second quarter of 2007, we finalized the allocations based on further studies performed by us with the assistance of external valuation specialists. Accordingly, the purchase price allocation adjustments in relation to the fair value of assets and liabilities acquired set forth below are finalized and the main difference in relation to our preliminary allocation refers to rights identified after the studies. The revision of the allocation had no material effects on the results for the three-month period ended March 31, 2007, as previously reported. Fair values used herein were calculated using current pension and post retirement benefits obligation funded status, current interest rates and sales prices for finished goods, estimated future production and investments, costs, commodity prices and cash flows.

This information relates to our ownership of 100% of Vale Inco´s shares.

Total disbursements	17,023
Transaction costs	38

Purchase price	17,061
Book value of assets acquired and liabilities assumed, net	(4,657)
Adjustment to fair value of inventory	(2,008)
Adjustment to fair value of property, plant and equipment and intangible assets	(12,723)
Change of control obligations	949
Adjustment to fair value of other liabilities assumed	795
Deferred taxes on the above adjustments	3,188

Goodwill	2,605

The main effects between the preliminary valuation reported in 2006 and final allocations, of US$1,271, reflect the increase in fair value of the nickel mines and the related deferred taxes, which was reclassified to reduce goodwill.

Pro forma unaudited information considers our acquisition of 100% of Inco as though the transaction had occurred on January 1, 2006.

	Three-month period ended (unaudited)			December 31, 2006 (unaudited)
	December 31, 2006			2006			2005
	CVRD			CVRD			CVRD
	Consolidated	Inco	Pro forma	Consolidated	Inco	Pro forma	Consolidated	Inco	Pro forma
Net operating revenues	7,313	—	7,313	19,651	5,351	25,002	12,792	4,518	17,310
Operating costs and expenses	(5,133)	(93)	(5,226)	(12,014)	(3,627)	(15,641)	(7,360)	(3,645)	(11,005)

Operating income	2,180	(93)	2,087	7,637	1,724	9,361	5,432	873	6,305
Non-operating income (expenses)	(12)	(26)	(38)	192	(598)	(406)	(12)	(1,065)	(1,077)

Income before income taxes, equity results and minority interests	2,168	(119)	2,049	7,829	1,126	8,955	5,420	(192)	5,228
Income taxes	(551)	44	(507)	(1,432)	(429)	(1,861)	(880)	23	(857)
Equity in results of affiliates and joint ventures	183	—	183	710	—	710	760	—	760
Minority interests	(227)	117	(110)	(579)	35	(544)	(459)	(141)	(600)

Net income	1,573	42	1,615	6,528	732	7,260	4,841	(310)	4,531

In our opinion, the unaudited pro forma combined results of operations may not be indicative of the actual results that would have occurred had the acquisitions been consummated on January 1, 2006.

8	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.

In other countries where we have operations the applicable tax rate varied from 3.29% to 43.15%.

The amount reported as income tax expense in our consolidated financial statements is reconciled to the statutory rates as follows:

	Three-month period ended (unaudited)
	December 31, 2007			September 30, 2007			December
	Brazil	Foreign	Total	Brazil	Foreign	Total	31,2006
Income before income taxes, equity results and minority interests	1,299	1,519	2,818	2,062	1,865	3,927	2,168

Federal income tax and social contribution expense at statutory enacted rates	(442)	(516)	(958)	(701)	(634)	(1,335)	(737)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	129	—	129	124	—	124	87
Difference on tax rates of foreign income	—	676	676	—	215	215	425
Difference on tax basis of equity investees	—	(59)	(59)	—	(6)	(6)	(93)
Tax incentives	7	—	7	50	—	50	(147)
Other non-taxable gains (losses)	(12)	1	(11)	—	5	5	(86)

Federal income tax and social contribution expense in consolidated statements of income	(318)	102	(216)	(527)	(420)	(947)	(551)

	Year ended December 31,
	2007
	Brazil	Foreign	Total	2006	2005
Income before income taxes, equity results and minority interests	7,769	7,464	15,233	7,829	5,420

Federal income tax and social contribution expense at statutory enacted rates	(2,641)	(2,538)	(5,179)	(2,662)	(1,843)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	474	—	474	343	307
Difference on tax rates of foreign income	—	1,439	1,439	1,004	617
Difference on tax basis of equity investees	7	(176)	(169)	(200)	(58)
Tax incentives	173	—	173	194	109
Valuation allowance reversal (provision)	16	—	16	(21)	3
Other non-taxable gains (losses)	57	(12)	45	(90)	(15)

Federal income tax and social contribution expense in consolidated statements of income	(1,914)	(1,287)	(3,201)	(1,432)	(880)

We have certain income tax incentives relative to our manganese operations in Carajás, our potash operations in Rosario do Catete, our alumina and aluminum operations in Barcarena and our kaolin operations in Ipixuna and Mazagão. The incentives relative to manganese comprise partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels, which expires in 2009 and 2013, respectively, while the partial exemption incentives relative to aluminum and kaolin expire in 2013. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.
We also have income tax incentives related to Goro Project in New Caledonia. These incentives include an income tax holiday during the construction phase of the project and throughout a 15-year period commencing in the first year in which commercial production, as defined by the applicable legislation, is achieved followed by a five-year, 50 per cent income tax holiday. In addition, Goro qualifies for certain exemptions from indirect taxes such as import duties during the construction phase and throughout the commercial life of the project. Certain of these tax benefits, including the income tax holiday, are subject to an earlier phase out should the project achieve a specified cumulative rate of return. We are subject to a branch profit tax commencing in the first year in which commercial production is achieved, as defined by the applicable legislation. To date, we have not recorded any taxable income for New Caledonia tax purposes. The benefits of this legislation are expected to apply with respect to any taxes otherwise payable once the Goro project is in operation.
Effective January 1, 2007 for U.S. GAAP purposes, we adopted FASB Interpretation 48 “Accounting for Uncertainty in Income Taxes”. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.
We are subject to examination by the tax authorities for up to five years regarding our operations in Brazil, ten years for Indonesia, and five and six years for Canada, except for Newfoundland which has no limit. Brazilian tax loss carry forwards have no expiration date.
Brazilian tax loss carryforwards have no expiration date though offset is restricted to 30% of annual income before tax.
The reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:
(See note 19 (c) Tax – related actions)

Balance at January 1, 2007	663

Increase resulting from tax positions taken	264
Decrease resulting from tax positions taken	(47)
Changes in tax legislation	29
Effects of translation from Brazilian R$ into Dollar	137

Balance at December 31, 2007	1,046

The major components of the deferred tax accounts in the balance sheet are as follows:

	As of December 31,
	2007	2006
Current deferred tax assets
Accrued expenses deductible only when disbursed	603	410

	603	410

Long-term deferred tax assets and liabilities
Assets

Related to provision for losses and write-downs of investments	—	19
Employees post retirement benefits provision	461	803
Tax loss carryforwards	348	265
Asset retirement obligation	195	163

	1,004	1,250

Liabilities
Fair value in financial instruments	(173)	(22)
Unrealized inflation reestatement effects	(138)	(97)
Property, plant & equipment	(150)	(108)
Prepaid retirement benefit	(203)	(228)
Fair value adjustments in business combinations	(5,770)	(5,122)
Other temporary differences	(191)	(87)

	(6,625)	(5,664)

Valuation allowance
Beginning balance	(113)	(84)
Translation adjustments	(20)	(8)
Change in allowance	29	(21)

Ending balance	(104)	(113)

Net long-term deferred tax assets	(5,725)	(4,527)

9	Cash and cash equivalents

	As of December 31,
	2007	2006
Cash	424	1,542
Deposits denominated in Brazilian Reais	123	237
Deposits denominated in other currencies mainly United States dollars	499	2,669

	1,046	4,448

10	Accounts receivable

	As of December 31,
	2007	2006
Customers
Denominated in Brazilian Reais	750	517
Denominated in other curriencies, mainly United States Dollars	3,311	3,164

	4,061	3,681

Allowance for doubtful accounts	(100)	(61)
Allowance for ore weight credits	(9)	(16)

Total	3,952	3,604

Accounts receivable from customers in the steel industry represent 51.1% of receivables at December 31, 2007.

No single customer accounted for more than 10% of total revenues.

Additional allowances for doubtful accounts recognized in the income statement as expenses in 2007 and 2006 were US$31 and US$15, respectively. We wrote-off US$6 in 2007 and in 2006 the was no wrote-off.

11	Inventories

	As of December 31,
	2007	2006
Finished products
Nickel (co-products and by-products)	1,812	2,046
Iron ore and pellets	588	325
Manganese and ferroalloys	106	94
Alumina	44	33
Aluminum	132	110
Kaolin	42	23
Copper concentrate	15	5
Coal	38	—
Others	36	40
Spare parts and maintenance supplies	1,046	817

	3,859	3,493

There was US$0 and US$47 million recorded as write down in 2007 and 2006, respectively.

12	Property, plant and equipment and intangible assets

By type of assets:

	As of December 31, 2007			As of December 31, 2006
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
Lands	110	—	110	92	—	92
Buildings	4,086	842	3,244	2,438	560	1,878
Installations	10,974	2,889	8,085	7,751	2,034	5,717
Equipment	5,703	1,709	3,994	3,301	1,016	2,285
Railroads	5,819	1,614	4,205	3,964	1,268	2,696
Mine development costs	19,270	1,632	17,638	12,703	584	12,119
Others	7,146	1,813	5,333	2,753	1,095	1,658

	53,108	10,499	42,609	33,002	6,557	26,445
Construction in progress	12,016	—	12,016	11,562	—	11,562

Total	65,124	10,499	54,625	44,564	6,557	38,007

Losses on sales of property, plant and equipment totaled US$ 168, US$106 and US$26 in 2007, 2006 and 2005, respectively. Mainly relate to losses on sales of ships and trucks, locomotives and other equipment, which were replaced in the normal course of business.

Assets given in guarantee to judicial processes totaled US$192.

Hydroelectric assets
We participate in several jointly-owned hydroelectric plants, already in operation or under construction. We have an undivided interest in these plants and are responsible for our proportionate share of the costs of construction and operation and entitled to our proportionate share of the energy produced. We record our undivided interest in these assets as Property, plant and equipment.
At December 31, 2007 the cost of hydroelectric plants in service totals US$803 and the related depreciation is US$68. The cost of hydroelectric plant under construction at December 31, 2007 totals US$ 735.
Income and expenses to operate such plants are not material.

13	Investments in affiliated companies and joint ventures

	2007						Equity in earnings (losses) of investee adjustments						Dividends received
	Participation in			Net income			Three-month period ended (unaudited)						Three-month period ended (unaudited)
	capital (%)		Net	(loss) for the	Investments		December	September	December	Year ended December 31,			December	September	December	Year ended December 31,
	voting	total	equity	period	2007	2006	31, 2007	30, 2007	31, 2006	2007	2006	2005	31, 2007	30, 2007	31, 2006	2007	2006	2005
Ferrous
Companhia Nipo-Brasileira de Pelotização — NIBRASCO (1)	51.11	51.00	119	24	61	40	2	5	2	12	18	39	—	—	—	—	22	16
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (1)	51.00	50.89	84	18	43	42	(3)	3	4	9	15	28	—	—	—	16	13	20
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	90	38	45	40	4	5	—	19	17	26	21	—	10	21	21	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO (1)	51.00	50.90	90	19	46	37	—	2	3	10	12	21	—	—	—	8	12	10
SAMARCO Mineração S.A. — SAMARCO (2)	50.00	50.00	970	483	546	370	56	67	66	242	229	257	25	25	25	150	225	225
Minas da Serra Geral S.A. — MSG	50.00	50.00	60	6	30	25	1	1	2	3	2	(2)	—	—	—	—	1	—
Gulf Industrial Investment Company — GIIC (4)	—	—	—	—	—	—	—	—	—	—	18	67	—	—	—	—	—	51
Others	—	—	—	—	30	23	3	2	1	6	1	(1)	—	—	—	—	1	—

					801	577	63	85	78	301	312	435	46	25	35	195	295	322

Logistics
MRS Logística S.A	37.86	41.50	825	285	342	222	34	31	27	117	95	54	24	—	22	51	41	11
LOG-IN Logística Inter modal S.A. (6)	31.27	31.27	342	26	107	91	6	4	—	8	—	—	—	—	—	—	—	—

					449	313	40	35	27	125	95	54	24	—	22	51	41	11

Holdings
Steel
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (cost $180) (3)	—	—	—	—	465	744	—	7	50	31	147	176	—	7	7	31	48	62
California Steel Industries Inc. — CSI	50.00	50.00	326	(2)	163	175	(7)	1	4	(1)	54	21	—	—	—	11	40	28
THYSSENKRUPP CSA Companhia Siderúrgica (7)	11.43	11.43	—	—	388	—	—	—	—	—	—	—	—	—	—	—	—	—

					1,016	919	(7)	8	54	30	201	197	—	7	7	42	88	90

Aluminum and bauxite
Mineração Rio do Norte S.A. — MRN	40.00	40.00	459	210	184	164	21	21	20	84	64	64	—	7	—	64	77	58
Valesul Alumínio S.A. — VALESUL (5)	100.00	100.00	—	—	—	—	—	—	—	—	12	1	—	—	—	—	—	8

					184	164	21	21	20	84	76	65	—	7	—	64	77	66

Coal
Henan Longyu Resources Co. Ltd	25.00	25.00	461	183	115	112	12	12	9	46	31	9	42	—	—	42	15	—
Shandong Yankuang International Company Ltd	25.00	25.00	93	1	23	23	2	—	(5)	—	(5)	—	—	—	—	—	—	—

					138	135	14	12	4	46	26	9	42	—	—	42	15	—

Nickel
Jubilee Mines N.L (cost $9) — available-for-sale investments	—	—	—	—	126	79	—	—	—	—	—	—	—	—	—	—	—	—
Lion Ore Mining International Ltd (cost $21) — available-for-sale investments(8)	—	—	—	—	—	45	—	—	—	—	—	—	—	—	—	—	—	—
Mirabela Nickel Ltd (cost $24) — available-for-sale investments	—	—	—	—	72	21	—	—	—	—	—	—	—	—	—	—	—	—
Skye Resources Inc (cost $36) — available-for-sale investments	—	—	—	—	44	36	—	—	—	—	—	—	—	—	—	—	—	—
Heron Resources Inc (cost $25) — available-for-sale investments	—	—	—	—	34	12	—	—	—	—	—	—	—	—	—	—	—	—
Others	—	—	—	—	23	29	5	4	—	9	—	—	—	—	—	—	—	—

					299	222	5	4	—	9	—	—	—	—	—	—	—	—

Other affiliates and joint ventures
Others	—	—	—	—	35	23	—	—	—	—	—	—	—	—	—	—	—	—

					35	23	—	—	—	—	—	—	—	—	—	—	—	—

					1,672	1,463	33	45	78	169	303	271	42	14	7	148	180	156

Total	—	—	—	—	2,922	2,353	136	165	183	595	710	760	112	39	64	394	516	489

(1)	Although Vale held a majority of the voting interest of investees accounted for under the equity method, existing veto rights held by minority shareholders under shareholder agreements preclude consolidation;

(2)	Investment includes goodwill of US$61 and US$ 50 in 2007 and 2006, respectively;

(3)	Equity method used through November 2006 and available-for-sale subsequently. Dividends received included in equity adjustment from June 30, 2007;

(4)	Sold for US$ 418 in May, 2006;

(5)	Subsidiary consolidated as from July, 2006;

(6)	Investment held through Vale Inco;

(7)	Consolidated throgh May, 2007;

(8)	Preoperating company; and

(9)	Sold in July, 2007 (Note 6).

14	Short-term debt

Our short-term borrowings are mainly from commercial banks and relate to export financing denominated in United States Dollars.

Average annual interest rates on short-term borrowings were 5.5%, 5.5% and 4.2% at December 31, 2007 and 2006 and 2005, respectively.

15	Long-term debt

	As of December 31,
	Current liabilities		Long-term liabilities
	2007	2006	2007	2006
Foreign debt
Loans and financing denominated in the following currencies:
United States dollars	212	192	5,927	10,483
Others	64	4	214	152
Fixed Rate Notes — US$ denominated	—	112	6,680	6,785
Debt securities — export sales (*) — US$ denominated	53	86	205	259
Perpetual notes	—	—	87	86
Accrued charges	282	139	—	—

	611	533	13,113	17,765

Local debt

Denominated in Long-Term Interest Rate — TJLP/CDI	586	16	1,148	511
Denominated in General Price Index-Market (IGPM)	1	20	1	1
Basket of currencies	2	2	6	7
Non-convertible debentures	—	—	3,340	2,774
Indexed by U.S. dollars	—	107	—	64
Accrued charges	49	33	—	—

	638	178	4,495	3,357

Total	1,249	711	17,608	21,122

(*)	Debt securities secured by future receivables arising from export sales.
The long-term portion at December 31, 2007 falls due as follows:

2009	321
2010	2,384
2011	2,780
2012	1,083
2013 and thereafter	10,718
No due date (Perpetual notes and non-convertible debentures)	322

17,608

At December 31, 2007 annual interest rates on long-term debt were as follows:

3.1% to 5%	618
5.1% to 7%	11,316
7.1% to 9%	2,436
9.1% to 11%	119
Over 11% (*)	4,281
Variable (Perpetual notes)	87

18,857

(*)	Includes non-convertible debentures and other Brazilian-reais denominated debt that bears interest at CDI (Brazilian interbank certificate of deposit) rate plus spread. For these operations we have entered into derivative transactions to hedge the exposure we hold on our floating rate debt denominated in reais. The outstanding amount for these transactions is US$4,234 and the average cost of such debt after the hedge transactions is 5.7%.

The indices applied to debt and respective percentage variations in each year were as follows (unaudited):

	%
	2007	2006	2005
TJLP — Long-Term Interest Rate (effective rate)	6.4	7.9	9.8
IGP-M — General Price Index — Market	7.8	3.8	1.2
Devaluation of United States Dollar against Real	(17.2)	(8.7)	(11.8)
Pursuant to the acquisition of Vale Inco we executed various financial operations to repay the initial US$ 14.6 billion bridge loan, used to finance the acquisition, as follows:
•	On November 16, 2006, we issued US$3.75 billion 10-year and 30-year notes. The US$1.25 billion notes due in January 2017 bear a coupon rate of 6.25% per year, payable semi-annually, and were priced with a yield to maturity of 6.346% per year. The US$ 2.50 billion notes due in November 2036 bear a coupon rate of 6.875% per year, payable semi-annually, and were priced with a yield to maturity of 6.997% per year.

•	We issued on December 20, 2006 in the Brazilian market of non-convertible debentures (debentures) in Reais in an amount equivalent to US$2.6 billion, in two series, with four and seven-year maturities. The first series, due on November 20, 2010, US$700 million, will be remunerated at 101.75% of the accumulated variation of the Brazilian CDI (interbank certificate of deposit) interest rate, payable semi-annually. The second series, due on November 20, 2013, US$ 1.9 billion, will be remunerated at the Brazilian CDI interest rate plus 0.25% per year, also payable semi-annually. These debentures can be traded in the secondary market, through the Sistema Nacional de Debêntures (SND).

•	On January 23, 2007, we entered into a pre-export finance transaction of US$6.0 billion, with a syndicate composed by 30 banks from different countries. The transaction includes a US$5.0 billion tranche, five-year maturity, at Libor plus 0.625% per year, and a US$1.0 billion tranche, seven-year maturity, at Libor plus 0.75% per year. Due to our cash availability, US$2.1 billion of this deal was prepaid during 2007.

•	During 2007 we settled the balance of the bridge loan with cash, totaling US$2.25 billion.

•	In addition to the prepayment of both the bridge and the pre-export financing transaction, we prepaid US$ 380 million of our debt during 2007. The total debt so prepaid, as part of our liability management initiatives, was US$ 4.73 billion.
On December 31, 2007 the US Dollar denominated Fixed Rate Notes of US$6,680 (2006 – US$6,897) and other debt of US$11,511 (2006 – US$14,017) are unsecured. The export securitzation of US$258 (2006 – US$345) is debt securities secured by future receivables arising from certain export sales of our subsidiary CVRD Overseas Ltd. Loans from International lenders of US$82 (2006 – US$106) are guarateed by Brazilian Federal Government, to which we have given counter guarantees in the same amount. The remaining long-term debt of US$326 (2006 – US$458) is secured mainly by receivables of our subsidiaries.

Some of our long-term debt instruments contain financial covenants. Our principal covenants require us to maintain certain ratios, such as debt to EBITDA and interest coverage. We were in full compliance with our financial covenants as of December 31, 2007.

We have revolving credit lines of US$1.9 billion.

16	Stockholders’ equity

Each holder of common and preferred class A stock is entitled to one vote for each share on all matters that come before a stockholders’ meeting, except for the election of the Board of Directors, which is restricted to the holders of common stock. The Brazilian Government holds twelve preferred special shares which confer to it permanent veto rights over certain matters.

In September 2007, a stock split was effected and each existing, common and preferred, share was split into two shares. After the split our capital comprises 4,919,314,116 shares, of which 1,919,516,400 are class “A” preferred shares and 2,999,797,716 are common shares, including twelve special class shares without par value (“Golden Shares”). The share/ADR proportion was maintained at 1/1; therefore, each common and preferred share, continued to be represented by one ADR supported by one common share (NYSE: RIO) or by one ADR supported by one class ”A” preferred share (NYSE: RIOPR) respectively. All numbers of share and per share amounts included herein reflect retroactive application of the stock split. The Notes due 2010, series RIO and RIO P, mandatorily convertible into Vale ADRs will have their conversion rates adjusted to reflect the share split.

In June 2007, we issued US$1,880 Mandatorily Convertible Notes due June 15, 2010 for total proceeds of US$1,869 net of commissions. The Notes bear interest at 5.50% per year payable quarterly and additional interest which will be payable based on the net amount of cash distribution paid to ADS holders. The US$1,296 Notes are mandatorily convertible into an aggregate maximum of 56,582,040 common shares and the US$584 Notes are mandatorily convertible into an aggregate maximum of 30,295,456 preferred class A shares. On the maturity date (whether at stated maturity or upon acceleration following an event of default), the Series RIO Notes will automatically convert into ADSs, each ADS representing one common share of Vale, and the Series RIO P Notes will automatically convert into ADSs, each ADS representing one preferred class A share of Vale. We currently hold the shares to be issued on conversion in treasury stock. The Notes are not repayable in cash. Holders of notes will have no voting rights. We will pay to the holders of our Series RIO Notes or RIO P Notes additional interest in the event that Vale makes cash distributions to all holders of RIO ADSs or RIO P ADSs, respectively. On 2007, the amount of additional interest totaled US$ 15. We determined, using a statistical model, that the potential variability in the number of shares to be converted is not a predominant feature of this hybrid financial instrument and thus classified it as an equity instrument within our stockholders’ equity. Other than during the cash acquisition conversion period, holders of the notes have the right to convert their notes, in whole or in part, at any time prior to maturity in the case of the Series RIO Notes, into RIO ADSs at the minimum conversion rate of 0.8664 RIO ADSs per Series RIO Note, and in the case of Series RIO P Notes, into RIO P ADSs at the minimum conversion rate of 1.0283 RIO P ADSs per Series RIO P Note.

Note	Twenty Day Market Value	Conversion Rate
Rio P	Less than or equal to US$38.59	1.2957
	Between US$38.59 and US$48.62	US$50.00 divided by the twenty day market value
	Equal to or greater than US$48.62	1.0283

Rio	Less than or equal to US$45.80	1.0917
	Between US$45.80 and US$57.71	US$50.00 divided by the twenty day market value
	Equal to or greater than US$57.71	0.8664
On June 21, 2006 the Board of Directors approved a buy-back program of our preferred shares, in effect during 180 days. Under this program, we had acquired 30,299,200 shares held in treasury at an average weighted unit cost of US$9.94 (minimum cost of US$9.45 and maximum of US$ 10.37).
In October 2007, we paid US$1,050 to stockholders. The distribution was made in the form of interest on stockholders’ equity and dividends. In April 2007, we paid US$825 to stockholders. The distribution was made in the form of interest attributable to stockholders’ equity and dividends.

In April 2007, at an Extraordinary Shareholders’ Meeting the paid-up capital was increased by US$4,187 through transfer of reserves, without issuance of shares, to US$12,695.
Both common and preferred stockholders are entitled to receive a mandatory minimum dividend of 25% of annual adjusted net income based on the statutory accounting records, upon approval at the annual stockholders’ meeting. In the case of preferred stockholders, this dividend cannot be less than 6% of the preferred capital as stated in the statutory accounting records or, if greater, 3% of the statutory book equity value per share. For the year ended December 31, 2007, this annual minimum dividend corresponded to US$ 2,691 of which US$ 8 was paid on October 2007 and therefore we accrued the remaining value of US$ 2,683 with a direct charge to stockholders’ equity. For each of the years 2006 and 2005 we distributed dividends to preferred stockholders in excess of this limit. Interest attributed to stockholders equity as from January 1, 1996 is considered part of the minimum dividend.
Brazilian law permits the payment of cash dividends only from retained earnings as stated in the statutory accounting records and such payments are made in Reais. In addition, per the statutory books record, undistributed retained earnings at December 31, 2007 includes US$13,954, related to the unrealized income and expansion reserves, which could be freely transferred to retained earnings and paid as dividends, if approved by the stockholders.
No withholding tax is payable on distribution of profits earned except for distributions in the form of interest attributed to stockholders (Note 3 (l)).
In December 2007, significant changes were made to Brazilian Corporate law to permit Brazil to converge with International Financial Reporting Standards (IFRS) . Such changes will be effective for the fiscal year ended December 31, 2008. Future impacts in the local income statement could include alteration in the form of calculating and amortizing goodwill on business combinations, the recognition of exchange variations in foreign subsidiaries, joint ventures and affiliates and related tax effects, among others. Detailed regulation of the impact changes and transition requirements is not yet available and will be evaluated once available.
Brazilian laws and our By-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis, all determined in accordance with amounts stated in the statutory accounting records, as detailed below:

	Three-month period ended (unaudited)
	December 31,	September	December 31,	Year ended December 31,
	2007	30, 2007	2006	2007	2006	2005
Undistributed retained earnings
Unrealized income reserve
Beginning of the period	105	99	109	57	101	130
Transfer (to) from retained earnings	(32)	6	(52)	16	(44)	(29)

End of the period	73	105	57	73	57	101
Expansion reserve
Beginning of the period	5,726	5,441	3,853	8,485	3,621	3,091
Transfer to capital stock	—	—	—	(3,776)	—	(2,036)
Transfer from retained earnings	8,155	285	4,632	9,172	4,864	2,566

End of the period	13,881	5,726	8,485	13,881	8,485	3,621
Legal reserve
Beginning of the period	724	688	646	970	599	529
Transfer to capital stock	—	—	—	(370)	—	(209)
Transfer from retained earnings	586	36	324	710	371	279

End of the period	1,310	724	970	1,310	970	599
Fiscal incentive depletion reserve
Beginning of the period	—	—	—	—	—	378
Transfer to capital stock	—	—	—	—	—	(398)
Transfer from retained earnings	—	—	—	—	—	20

End of the period	—	—	—	—	—	—
Fiscal incentive investment reserve
Beginning of the period	5	5	38	43	36	15
Transfer to capital stock	—	—	—	(41)	—	(16)
Transfer from retained earnings	48	—	5	51	7	37

End of the period	53	5	43	53	43	36

Total undistributed retained earnings	15,317	6,560	9,555	15,317	9,555	4,357

The purpose and basis of appropriation to such reserves is described below:
•	Unrealized income reserve — this represents principally our share of the earnings of affiliates and joint ventures, not yet received in the form of cash dividends.

•	Expansion reserve — this is a general reserve for expansion of our activities.

•	Legal reserve — this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income up to a limit of 20% of capital stock all determined under Brazilian GAAP.

•	Fiscal incentive depletion reserve — this represents an additional amount relative to mineral reserve depletion equivalent to 20% of the sales price of mining production, which is deductible for tax purposes providing an equivalent amount is transferred from retained earnings to the reserve account. This fiscal incentive expired in 1996.

•	Fiscal incentive investment reserve — this reserve results from an option to designate a portion of income tax otherwise payable for investment in government approved projects and is recorded in the year following that in which the taxable income was earned. As from 2000, this reserve basically contemplates income tax incentives (Note 8).
Basic and diluted earnings per share

Basic and diluted earnings per share amounts have been calculated as follows:

	Three-month period ended (unaudited)
	December 31,	September 30,	December 31,	Year ended December 31,
	2007	2007	2006	2007	2006	2005
Net income for the period	2,573	2,940	1,573	11,825	6,528	4,841

Interest attributed to preferred convertible notes	(8)	(8)	—	(16)	—	—
Interest attributed to common convertible notes	(18)	(19)	—	(37)	—	—

Net income for the period adjusted	2,547	2,913	1,573	11,772	6,528	4,841

Basic and diluted earnings per share

Income available to preferred stockholders	978	1,119	615	4,552	2,568	1,748
Income available to common stockholders	1,524	1,742	958	7,092	3,960	3,093
Income available to convertible notes linked to preferred shares	16	18	—	45	—
Income available to convertible notes linked to common shares	30	34	—	84	—
Weighted average number of shares outstanding (thousands of shares) — preferred shares	1,889,175	1,889,175	1,889,172	1,889,171	1,908,852	1,662,864
Weighted average number of shares outstanding (thousands of shares) — common shares	2,943,216	2,943,216	2,943,216	2,943,216	2,943,216	2,943,216
Treasury preferred shares linked to mandatorily convertible notes	30,295	30,295	—	18,478	—
Treasury common shares linked to mandatorily convertible notes	56,582	56,582	—	34,510	—

Total	4,919,268	4,919,268	4,832,388	4,885,375	4,852,068	4,606,080

Earnings per preferred share	0.52	0.59	0.33	2.41	1.35	1.05
Earnings per common share	0.52	0.59	0.33	2.41	1.35	1.05
Earnings per convertible notes linked to preferred share (*)	0.79	0.86	—	3.30	—	—
Earnings per convertible notes linked to common share (*)	0.85	0.94	—	3.51	—	—

(*)	Basic earnings per share only as dilution assumes conversion.
Were the conversion of the convertible notes to be considered in the calculation of diluted earnings per share they would generate a minor antidilutive effect in the year as shown below:

	Three-month period ended (unaudited)
	December 31,	September 30,	December 31,	Year ended December 31,
	2007	2007	2006	2007	2006	2005
Income available to preferred stockholders	1,002	1,145	—	4,613	—	—
Income available to common stockholders	1,571	1,795	—	7,212	—	—
Weighted average number of shares outstanding (thousands of shares) — preferred shares	1,919,470	1,919,470	—	1,907,649	—	—
Weighted average number of shares outstanding (thousands of shares) — common shares	2,999,798	2,999,798	—	2,977,726	—	—
Earnings per preferred share	0.52	0.60	—	2.42	—	—
Earnings per common share	0.52	0.60	—	2.42	—	—

17	Other Cumulative Comprehensive Income (Deficit)

	Three-month period ended
	December 31,	September 30,	December 31,	Year ended December 31,
	2007	2007	2006	2007	2006	2005
Comprehensive income is comprised as follows:
Net income	2,573	2,940	1,573	11,825	6,528	4,841
Cumulative translation adjustments	337	1,467	234	2,968	1,228	1,013
Unrealized gain (loss) on available-for-sale securities	(18)	24	141	(60)	144	32
Surplus (deficit) accrued pension plan	(465)	68	(107)	(278)	(107)	—
Cash flow hedge	6	9	—	29	—	—

Total comprehensive income	2,433	4,508	1,841	14,484	7,793	5,886

Tax effect on other comprehensive income (expense) allocated to each component
Unrealized gain on available-for-sale securities
Gross balance as of the period end	271	326	395	271	395	127
Tax (expense) benefit	(60)	(97)	(124)	(60)	(124)	—
Net balance as of the period end	211	229	271	211	271	127
Surplus (deficit) accrued pension plan
Gross balance as of the period end	134	817	540	134	540	—
Tax (expense) benefit	(59)	(277)	(187)	(59)	(187)	—
Net balance as of the period end	75	540	353	75	353	—
18	Pension plans

Since 1973 we have sponsored a supplementary social security plan with characteristics of defined benefit plan (the “Old Plan”) covering substantially all Brazilian employees, with benefits calculated based on years of service, age, contribution salary and supplementary social security benefits. This plan is administered by Fundação Vale do Rio Doce de Seguridade Social – VALIA and was funded by monthly contributions made by us and our employees, calculated based on periodic actuarial appraisals.

In May 2000, we implemented a new supplementary social security plan with characteristics of variable contribution, which complements the earnings of programmed retirements and benefits from risks (death, physical invalidity, and sickness benefit). At that time we provided our Brazilian active employees the option to migrate to the “New Plan” (a Benefit Mix Plan – Vale Mais) which was taken up by over 98% of our active employees. The Old Plan will continue in existence, covering almost exclusively retired participants and their beneficiaries.

Additionally we provide supplementary payments to a specific group of former Brazilian employees, in addition to the regular benefits from Valia, through the “Abono Complementação”, which represents a postretirement health care, odontological and pharmaceutical benefit to this group of participants.

Upon the acquisition of Inco, we assumed benefits through defined benefit pension plans that cover essentially all its employees and post retirement benefits other than pensions that also provide certain health care and life insurance benefits for retired employees.

The following information details the status of the defined benefit elements of all plans in accordance with SFAS 132 — “Employers’ Disclosure about Pensions and Other Post retirement Benefits” and SFAS 158 – “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, as amended.

(a)	Change in benefit obligation

	As of December 31,
	2007			2006
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Benefit obligation at beginning of year	2,531	3,743	1,287	1,783	250	78

Liability recognized upon consolidation of Inco	—	100	213	—	3,619	1,225

Service cost	9	61	20	5	14	4

Interest cost	306	229	78	246	79	25

Plan amendment	—	4	—	—	(76)	—

Assumptions changes	—	—	—	465	52	13

Benefits paid	(301)	(279)	(63)	(173)	(85)	(22)

Effect of exchange rate changes	526	607	215	175	(108)	(41)

Actuarial loss (gain)	107	(29)	(79)	30	(2)	5

Benefit obligation at end of year	3,178	4,436	1,671	2,531	3,743	1,287

We use a measurement date of December 31 for our pension and post retirement benefit plans.

(b)	Change in plan assets

	As of December 31,
	2007			2006
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Fair value of plan assets at beginning of year	3,508	3,078	4	2,781	63	—

Asset recognized upon consolidation of Inco	—	—	—	—	2,924	4

Actual return on plan assets	250	85	1	607	202	—

Employer contributions	33	372	67	25	84	22

Benefits paid	(301)	(279)	(63)	(173)	(85)	(22)

Effect of exchange rate changes	697	506	1	268	(110)	—

Fair value of plan assets at end of year	4,187	3,762	10	3,508	3,078	4

Plan assets at December 31, 2007 include US$693 and US$73 of portfolio investments in our own shares (US$312 and US$46 at December 31, 2006) and debentures, respectively, and US$48 and US$0 of shares of related parties (US$36 and US$7 at December 31, 2006) and debentures, as well. They also include US$1,116 of Federal Government Securities (US$607 at December 31, 2006).

(c)	Funded Status and Financial Position

	As of December 31,
	2007			2006
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Other assets	1,009	—	—	977	—	—

Current liabilities	—	54	77	—	42	65

Long-term liabilities	—	620	1,584	—	623	1,218

Funded status	1,009	674	1,661	977	665	1,283

(d)	Assumptions used in each year (expressed in nominal terms)

Brazil
	2007			2006
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Discount rate	10.24% p.a.	10.24% p.a.	10.24% p.a.	11.30% p.a.	11.30% p.a.	11.30% p.a.

Expected return on plan assets	12.78% p.a.	11.70% p.a.	—	14.98% p.a.	14.98% p.a.	—

Rate of compensation increase — up to 47 years	7.12% p.a.	—	—	8.15% p.a.	—	—

Rate of compensation increase — over 47 years	4.00% p.a.	—	—	5.00% p.a.	—	—

Inflation	4.00% p.a.	4.00% p.a.	4.00% p.a.	5.00% p.a.	5.00% p.a.	5.00% p.a.

Health care cost trend rate	—	—	7.64% p.a.	—	—	8.67% p.a.

Foreign
	2007			2006
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Discount rate	—	5.21% p.a.	5.55% p.a.	5.00% p.a.	—	5.00% p.a.

Expected return on plan assets	—	7.18% p.a.	7.50% p.a.	7.50% p.a.	—	7.50% p.a.

Rate of compensation increase — up to 47 years	—	4.01% p.a.	3.58% p.a.	3.00% p.a.	—	3.00% p.a.

Rate of compensation increase — over 47 years	—	4.01% p.a.	3.58% p.a.	3.00% p.a.	—	3.00% p.a.

Inflation	—	2.00% p.a.	2.00% p.a.	1.80% p.a.	—	1.80% p.a.

Health care cost trend rate	—	—	6.35% p.a.	—	—	5.05% p.a.

(e)	Investment targets and composition of plan assets
•	Overfunded pension plans
The fair value of the Brazil overfunded pension plan assets is US$4,187 and US$3,508 at the end of 2007 and 2006, respectively. There are no foreign overfunded pension plans assets at the period end. The asset allocation for these plans at the end of 2007 and 2006, and the target allocation for 2008, by asset category, follows:

	Brazil
	Target
	allocation for	Percentage of plan assets at
	2008	December 31,
	(Unaudited)	2007	2006
Equity securities	27%	29%	30%
Real estate	6%	4%	5%
Loans	6%	4%	4%
Fixed Income	61%	63%	61%

Total	100%	100%	100%

•	Underfunded pension plans
The fair value of the underfunded pension plan assets is US$146 and US$91 at the end of 2007 and 2006, respectively, for Brazilian plans and US$3,616 and US$2,987 at the end of 2007 and 2006, respectively, for foreign plans. The asset allocation for these plans at the end of 2007 (Brazil and foreign) and 2006 (Brazil and foreign), and the target allocation for 2008, by asset category, follows:

	Brazil
	Target
	allocation for	Percentage of plan assets at
	2008	December 31,
	(Unaudited)	2007	2006
Equity securities	25%	—	8%
Real estate	—	—	1%
Loans	9%	5%	1%
Fixed Income	66%	95%	90%

Total	100%	100%	100%

	Foreign
		Percentage of plan assets at
	Target allocation	December 31,
	for 2008	2007	2006
Equity securities	61%	61%	61%
Fixed Income	39%	39%	39%

Total	100%	100%	100%

The fixed income asset allocation target for the Brazilian plans was established in order to surpass the benefit obligation and to be used for the payment of short-term plans. The proposal for 2008 is to increase the investments in inflation-indexed funds.
The target for equity securities of these plans reflects the expected appreciation of the Brazilian stock markets as well as the volatility of the market and the decrease of the Brazilian interest rates.
The asset allocation policy for the foreign plans of 39% fixed income and 61% equity securities, is maintained fairly close to the policy mix at most times by the use of a rebalancing policy.
•	Underfunded other benefits
The fair value of the foreign underfunded other benefit assets is US$10 and US$4 at the end of 2007 and 2006, respectively. There are no Brazilian underfunded other benefit assets in our postretirement benefit other than pensions at the period end.
The asset allocation for these benefits at the end of 2007 and target allocation for 2008, by asset category, follows:

	Foreign
	Target allocation	Percentage of plan assets at
	for 2008	December 31,
	(unaudited)	2007	2006
Equity securities
Fixed Income	61%	61%	61%
Total	39%	39%	39%

	100%	100%	100%

The asset allocation policy is the same for the foreing underfunded pension plan.

(f)	Pension costs

	Three-month period ended
	December 31, 2007			September 30, 2007			December 31, 2006
	Overfunded			Overfunded			Overfunded
	pension	Underfunded	Underfunded	pension	Underfunded	Underfunded	pension	Underfunded	Underfunded
	plans	pension plans	other benefits	plans	pension plans	other benefits	plans	pension plans	other benefits
Service cost — benefits earned during the period	3	18	6	2	14	5	2	14	4
Interest cost on projected benefit obligation	110	76	26	77	53	18	82	56	18
Expected return on assets	(205)	(73)	(4)	(144)	(59)	—	(131)	(56)	—
Amortization of initial transitory obligation	5	—	—	4	—	—	4	—	—
Net deferral	(6)	—	—	(4)	—	—	(10)	—	—

Net periodic pension cost	(93)	21	28	(65)	8	23	(53)	14	22

	As of December 31,
	2007			2006
		Underfunded			Underfunded
	Overfunded	pension	Underfunded	Overfunded	pension	Underfunded
	pension plans	plans	other benefits	pension plans	plans	other benefits
Service cost — benefits earned during the period	9	61	20	5	14	4
Interest cost on projected benefit obligation	306	229	78	246	79	25
Expected return on assets	(570)	(247)	(4)	(391)	(63)	—
Amortization of initial transitory obligation	14	—	—	12	—	—
Net deferral	(17)	—	—	(28)	—	—

Net periodic pension cost	(258)	43	94	(156)	30	29

(g)	Expected contributions and benefits

Employer contributions expected for 2008 are US$324.

The benefit payments, which reflect future service, as appropriate, are expected to be made as follows (unaudited):

	2007
	Overfunded	Underfunded
	pension	pension	Underfunded
	plans	plans	other benefits	Total
2008	230	319	79	628
2009	233	323	84	640
2010	235	320	88	643
2011	237	316	93	646
2012	238	312	98	648
2013 and thereafter	1,201	1,482	503	3,186
(h)	Accumulated benefit obligation

	2007			2006
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Accumulated benefit obligation	3,166	4,293	1,671	2,524	3,680	1,287
Projected benefit obligation	3,178	4,436	1,671	2,531	3,743	1,287
Fair value of plan assets	(4,187)	(3,762)	(10)	(3,508)	(3,078)	(4)

(i)	Impact of 1% variation in assumed health care cost trend rate

	1% increase		1% decrease
	2007	2006	2007	2006
Accumulated postretirement benefit obligation (APBO)	261	178	(201)	(145)
Interest and service costs	15	15	(12)	(12)
(j)	Other Cumulative Comprehensive Income (Deficit)

	As of December 31,
	2007			2006
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Net transition obligation / (asset)	(24)	—	—	(34)	—	—
Net actuarial loss / (gain)	(6)	(34)	97	422	(34)	119
Effect of exchange rate changes	94	(7)	(2)	66	1	—
Deferred income tax	(22)	14	(35)	(154)	11	(44)

Amounts recognized in other cumulative comprehensive income (deficit)	42	(27)	60	300	(22)	75

(l)	Change in Other Cumulative Comprehensive Income (Deficit)

	As of December 31,
	2007			2006
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Net transition obligation / (asset) not yet recognized in NPPC at beginning of period	(38)	—	—	(46)	—	—
Net actuarial loss / (gain) not yet recognized in NPPC at beginning of period	491	(33)	(11)	736	10	(5)
Deferred income tax at beginning of period	(154)	11	4	(234)	(3)	2

Effect of initial recognition of cumulative comprehensive Income (deficit)	299	(22)	(7)	456	7	(3)
Change in the period
Amortization of net transition obligation / (asset)	14	—	—	12	—	—
Amortization of net actuarial loss / (gain)	(17)	—	—	(28)	—	—
Total net actuarial loss / (gain) arising during period	(480)	(1)	108	(286)	(44)	124
Effect of exchange rate changes	94	(7)	(2)	66	1	—
Deferred income tax	132	3	(39)	80	14	(46)

Total recognized in other cumulative comprehensive income (deficit)	42	(27)	60	300	(22)	75

(m)	Net periodic pension cost for the next year

	As of December 31,
	2008
	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits
Service cost	12	64	24
Interest cost	314	260	97
Expected return on plan assets	(523)	(268)	(4)
Net transition obligation / (asset) amortization	15	—	—
Net actuarial loss / (gain) amortization	(6)	2	—

	(188)	58	117

19	Commitments and contingencies
(a)	At December 31, 2007, we had extended guarantees for borrowings obtained by our affiliate SAMARCO in the amount of less than US$1, the denominated currency U.S.Dollar final maturity at 2008 has no counter guarantees.

We do not expect losses to arise as a result of the above guarantees. We charge commissions for extending these guarantees.

(b)	In connection with the Girardin Financing, we provided certain guarantees on behalf of Goro pursuant to which we guaranteed payments due from Goro of up to a maximum amount of $100 million (“Maximum Amount”) in connection with an indemnity. We also provided an additional guarantee covering the payments due from Goro of (a) amounts exceeding the Maximum Amount in connection with the indemnity and (b) certain other amounts payable by Goro under a lease agreement covering certain assets.

Sumic Nickel Netherlands B.V. ( Sumic), a 21% shareholder of Goro, has a put option to sell to Vale Inco 25%, 50%, or 100% of the shares they own of Goro. The put option can be exercised if the defined cost of the initial Goro project exceeds $4.2 billion at project rates and an agreement cannot be reached on how to proceed with the project.

We provided a guarantee covering certain termination payments due from Goro to the supplier under an electricity supply agreement (“ESA”) entered into in October 2004 for the Goro nickel-cobalt project. The amount of the termination payments guaranteed depends upon a number of factors, including whether any termination of the ESA is as a result of a default by Goro and the date on which an early termination of the ESA were to occur. If Goro defaults under the ESA prior to the anticipated start date for supply of electricity to the project, the termination payment, which currently is at its maximum, would be 145 million euros. Once the supply of electricity under the ESA to the project begins, the guaranteed amounts will decrease over the life of the ESA.

(c)	We and our subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision for contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	As of December 31,
	2007		2006
	Provision for		Provision for
	contingencies	Judicial deposits	contingencies	Judicial deposits
Labor and social security claims	519	372	378	234

Civil claims	311	135	260	117

Tax — related actions	1,605	613	972	500

Others	18	4	31	1

	2,453	1,124	1,641	852

Labor and social security — related actions principally comprise claims by Brazilian employees and former employees for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

Civil — actions principally related to claims made against us by contractors in Brazil in connection with losses alleged to have been incurred by them as a result of various past government economic stabilization plans during which full indexation of contracts for inflation was not permitted as well as for accidents and land appropriations.

Tax – tax-related actions principally comprise our challenges of certain revenue taxes and value added taxes positions and uncertain tax positions.

We continue to vigorously pursue our interests in all the above actions but recognize that we probably will incur some losses in the final instance, for which we have made provisions.

Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party.

Contingencies settled in 2007, 2006 and 2005 aggregated US$ 331, US$424 and US$114, respectively, and additional provisions aggregated US$ 364, US$ 439 and US$ 141, respectively, classified in other operating expenses.

In addition to the contingencies for which we have made provisions we are defending claims where in our opinion, and based on the advice of our legal counsel, the likelihood of loss is possible but not probable, in the total of US$2,381 at December 31, 2007 and for which no provision has been made.

(d)	We are committed under a take-or-pay agreement to purchase approximately 16,450 thousand metric tons of bauxite from Mineração Rio do Norte S.A. — MRN at a formula price, calculated based on the current London Metal Exchange (LME) quotation for aluminum. Based on a market price of US$31.60 per metric ton as of December 31, 2007, this arrangement represents the following total commitment per metric ton as of December 31, 2007, this arrangement represents the following total commitment:

2008	269
2009	251

520

(e)	At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as “debentures” to our then-existing shareholders, including the Brazilian Government. The terms of the “debentures”, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

In preparation for the issuance of the debentures, we issued series B preferred shares on a one-for-one basis to all holders of our common shares and series A preferred shares. We then exchanged all of the series B shares for the debentures at par value. The debentures are not redeemable or convertible, and do not trade on a stapled basis or otherwise with our common or preferred shares. During 2002 we registered the debentures with the Brazilian Securities Commissions (CVM) in order to permit trading.

Under the terms of the debentures, holders will have the right to receive semi-annual payments equal to an agreed percentage of our net revenues (revenues less value added tax) from certain identified mineral resources that we owned as of May 1997, to the extent that we exceed defined threshold production volumes of these resources, and from the sale of mineral rights that we owned as of May 1997. Our obligation to make payments to the holders will cease when the relevant mineral resources are exhausted at which time we are required to repay the original par value plus accrued interest. Based on current production levels, and estimates for new projects, we began payments relating to copper resources in 2004 and expect to start payments relating to iron ore resources from approximately 2020 for our Northern System and 2030 for our Southern System in Brazil, and payments related to other mineral resources at the end of the current decade.

The table below summarizes the amounts we will be required to pay under the debentures based on the net revenues we earn from the identified mineral resources and the sale of mineral rights.

Area	Mineral	Required Payments by CVRD
Southern System	Iron ore	1.8% of net revenue, after total sales from May 1997 exceeds 1.7 billion tons.

Northern System	Iron ore	1.8% of net revenue, after total sales from May 1997 exceeds 1.2 billion tons.

Pojuca, Andorinhas, Liberdade and Sossego	Gold and copper	2.5% of net revenue from the beginning of commercialization.

Igarapé Bahia and Alemão	Gold and copper	2.5% of net revenue, after total sales from May 1997 exceeds 70 tons of gold.

Other areas, excluding Carajás / Serra Leste	Gold	2.5% of net revenue.

Other areas owned as of May 1997	Other minerals	1% of net revenue, 4 years after the beginning of the commercialization.

All areas	Sale of mineral rights owned as of May 1997	1% of the sales price.
At October 1, 2007 and March 30, 2007 we paid remuneration on these “debentures” of US$5 and US$6, respectively. During 2007 we paid US$11 and during 2006 we paid US$6.
(f)	We use various judgments and assumptions when measuring our asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain.
The changes in the provisions for asset retirement obligations are as follows:

	Three-month period ended (unaudited)
	December	September	December	Year ended December 31,
	31, 2007	30, 2007	31, 2006	2007	2006	2005
Provisions for asset retirement obligations beginning of period	859	760	258	676	225	134
Liability recognized upon consolidation of Inco	—	—	178	—	178	—
Accretion expense	23	42	186	84	205	14
Liabilities settled in the current period	(8)	(2)	(4)	(15)	(9)	(9)
Revisions in estimated cash flows	83	—	59	83	59	67
Cumulative translation adjustment	18	59	(1)	147	18	19

Provisions for asset retirement obligations end of period	975	859	676	975	676	225

(g)	Description of Leasing Arrangements

We conduct part of our railroad operation from leased facilities. The 30-year lease, renewable for a further 30 years, expires in August, 2026 and is classified as an operating lease. At the end of the lease term, we are required to return the concession and the lease assets. In most cases, management expects that in the normal course of business, leases will be renewed.

Operating Leases

The following is a schedule by year of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2007:

Year ending December 31:
2008	62
2009	62
2010	62
2012	62
2012 thereafter	888

Total minimum payments required	1,136

The total expenses of operating leases in 2007, 2006 and 2005 was US$62, US$48 and US$42, respectively.
20	Segment and geographical information

We adopt SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. We analyze our segment information on aggregated and disaggregated basis as follows:

Ferrous products — comprises iron ore mining and pellet production, as well as our Brazilian Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous – comprises the production of non-ferrous minerals, including nickel (co-products and by-products), potash, kaolin and copper.

Logistics – comprises our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.

Holdings – divided into the following sub-groups:
•	Aluminum — comprises aluminum trading activities, alumina refining and aluminum metal smelting and investments in joint ventures and affiliates engaged in bauxite mining.

•	Others — comprises our investments in joint ventures and affiliates engaged in other businesses.
Information presented to senior management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with accounting practices adopted in Brazil together with certain minor inter-segment allocations.

Consolidated net income and principal assets are reconciled as follows:
Results by segment — before eliminations (Aggregated)

	Three-month period ended (unaudited)
	December 31, 2007							September 30, 2007							December 31, 2006
		Non		Holdings					Non		Holdings					Non		Holdings
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
RESULTS
Gross revenues — Foreign	5,904	2,978	22	841	87	(2,863)	6,969	5,649	2,902	11	877	85	(2,748)	6,776	4,237	3,182	23	841	15	(1,953)	6,345
Gross revenues — Domestic	1,116	113	388	217	1	(392)	1,443	1,120	106	395	211	—	(484)	1,348	736	100	336	136	—	(159)	1,149
Cost and expenses	(4,895)	(1,795)	(275)	(907)	(113)	3,255	(4,730)	(4,570)	(1,435)	(235)	(837)	(111)	3,232	(3,956)	(3,340)	(2,591)	(226)	(709)	(6)	2,112	(4,760)
Research and development	(84)	(92)	(26)	—	(60)	—	(262)	(44)	(98)	(8)	—	(56)	—	(206)	(36)	(85)	(5)	—	(49)	—	(175)
Depreciation, depletion and amortization	(262)	(404)	(29)	(36)	(6)	—	(737)	(236)	(238)	(25)	(26)	(7)	—	(532)	(182)	(149)	(25)	(21)	(2)	—	(379)

Operating income	1,779	800	80	115	(91)	—	2,683	1,919	1,237	138	225	(89)	—	3,430	1,415	457	103	247	(42)	—	2,180
Financial income	653	227	1	5	1	(829)	58	665	59	3	4	(1)	(691)	39	265	95	8	7	—	(194)	181
Financial expenses	(757)	(352)	(10)	30	33	829	(227)	(537)	(364)	(4)	60	(44)	691	(198)	(646)	(80)	(3)	(169)	(4)	194	(708)
Foreign exchange and monetary gains (losses), net	246	70	(5)	38	(45)	—	304	433	44	(2)	37	41	—	553	(26)	209	(4)	23	2	—	204
Gain on sale of investments	—	—	—	—	—	—	—	—	81	20	—	2	—	103	80	—	—	—	231	—	311
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	63	5	40	21	7	—	136	86	4	36	21	18	—	165	77	—	27	20	59	—	183
Income taxes	(298)	104	(2)	(30)	10	—	(216)	(612)	(248)	(4)	(83)	—	—	(947)	(235)	(251)	(9)	(56)	—	—	(551)
Minority interests	4	(86)	—	(72)	(11)	—	(165)	—	(120)	—	(96)	11	—	(205)	(19)	(190)	—	(18)	—	—	(227)

Net income	1,690	768	104	107	(96)	—	2,573	1,954	693	187	168	(62)	—	2,940	911	240	122	54	246	—	1,573

Sales classified by geographic destination:
Foreign market
America, except United States	417	468	—	139	—	(240)	784	369	369	3	227	—	(272)	696	326	437	9	206	—	(249)	729
United States	102	517	—	145	24	(116)	672	115	564	—	52	17	(57)	691	86	440	—	66	15	(49)	558
Europe	1,949	636	22	378	—	(1,044)	1,941	1,834	715	8	398	—	(980)	1,975	1,575	497	6	316	—	(700)	1,694
Middle East/Africa/Oceania	204	134	—	45	63	(138)	308	194	85	—	38	68	(82)	303	198	60	1	73	—	(58)	274
Japan	551	392	—	134	—	(226)	851	638	472	—	146	—	(277)	979	536	473	—	143	—	(220)	932
China	1,958	400	—	—	—	(817)	1,541	2,061	286	—	—	—	(860)	1,487	1,281	446	8	26	—	(486)	1,275
Asia, other than Japan and China	723	431	—	—	—	(282)	872	438	411	—	16	—	(220)	645	235	828	(1)	11	—	(190)	883

	5,904	2,978	22	841	87	(2,863)	6,969	5,649	2,902	11	877	85	(2,748)	6,776	4,237	3,181	23	841	15	(1,952)	6,345
Domestic market	1,116	113	388	217	1	(392)	1,443	1,120	106	395	211	—	(484)	1,348	736	100	336	136	—	(159)	1,149

	7,020	3,091	410	1,058	88	(3,255)	8,412	6,769	3,008	406	1,088	85	(3,232)	8,124	4,973	3,281	359	977	15	(2,111)	7,494

Operating segment – after eliminations (Disaggregated)

	As of and for the three-month period ended (unaudited)
	December 31, 2007
	Revenues
										Property,	Addition to
								Depreciation,		Plant and	Property,
				Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	2,818	531	3,349	(74)	3,275	(1,522)	1,753	(222)	1,531	17,031	958	60
Pellets	524	202	726	(46)	680	(490)	190	(26)	164	754	31	741
Manganese	21	8	29	(1)	28	(21)	7	(2)	5	79	1	—
Ferroalloys	181	102	283	(26)	257	(137)	120	(8)	112	168	12	—

	3,544	843	4,387	(147)	4,240	(2,170)	2,070	(258)	1,812	18,032	1,002	801

Non ferrous
Nickel and other products (*)	2,480	11	2,491	—	2,491	(1,398)	1,093	(370)	723	23,668	705	299
Potash	—	58	58	(3)	55	(35)	20	(7)	13	218	6	—
Kaolin	62	12	74	(2)	72	(40)	32	(10)	22	295	2	—
Copper concentrate	175	28	203	(6)	197	(146)	51	(21)	30	1,841	86	—

	2,717	109	2,826	(11)	2,815	(1,619)	1,196	(408)	788	26,022	799	299

Aluminum
Alumina and bauxite	312	10	322	(8)	314	(282)	32	(26)	6	3,687	236	184
Aluminum	274	76	350	(16)	334	(210)	124	(11)	113	761	45	—

	586	86	672	(24)	648	(492)	156	(37)	119	4,448	281	184

Logistics
Railroads	—	322	322	(52)	270	(194)	76	(23)	53	1,735	462	342
Ports	11	56	67	(9)	58	(52)	6	(6)	—	1,371	58	—
Ships	—	—	—	—	—	—	—	—	—	36	—	107

	11	378	389	(61)	328	(246)	82	(29)	53	3,142	520	449
Others	111	27	138	(6)	132	(216)	(84)	(5)	(89)	2,981	145	1,189

	6,969	1,443	8,412	(249)	8,163	(4,743)	3,420	(737)	2,683	54,625	2,747	2,922

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (Disaggregated)

	As of and for the three-month period ended (unaudited)
	September 30, 2007
	Revenues
										Property,	Addition to
								Depreciation,		Plant and	Property,
				Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	2,696	514	3,210	(76)	3,134	(1,146)	1,988	(196)	1,792	15,071	559	53
Pellets	556	161	717	(37)	680	(511)	169	(23)	146	1,529	7	681
Manganese	8	5	13	(2)	11	(19)	(8)	(2)	(10)	72	—	—
Ferroalloys	90	76	166	(20)	146	(96)	50	(6)	44	178	3	—

	3,350	756	4,106	(135)	3,971	(1,772)	2,199	(227)	1,972	16,850	569	734

Non ferrous
Nickel and other products (*)	2,514	13	2,527	—	2,527	(1,143)	1,384	(211)	1,173	23,170	510	269
Potash	—	49	49	(2)	47	(28)	19	(5)	14	188	4	—
Kaolin	51	8	59	(3)	56	(76)	(20)	(9)	(29)	298	(1)	—
Copper concentrate	150	36	186	(8)	178	(117)	61	(13)	48	1,747	30	—

	2,715	106	2,821	(13)	2,808	(1,364)	1,444	(238)	1,206	25,403	543	269

Aluminum
Alumina and bauxite	296	—	296	10	306	(233)	73	(16)	57	3,369	197	163
Aluminum	307	74	381	(16)	365	(190)	175	(12)	163	717	10	—

	603	74	677	(6)	671	(423)	248	(28)	220	4,086	207	163

Logistics
Railroads	—	323	323	(54)	269	(166)	103	(23)	80	840	16	397
Ports	—	58	58	(13)	45	(42)	3	(6)	(3)	1,148	24	—
Ships	—	10	10	—	10	(6)	4	(1)	3	39	—	—

	—	391	391	(67)	324	(214)	110	(30)	80	2,027	40	397
Others	108	21	129	(5)	124	(163)	(39)	(9)	(48)	2,440	8	1,032

	6,776	1,348	8,124	(226)	7,898	(3,936)	3,962	(532)	3,430	50,806	1,367	2,595

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (Disaggregated)

	As of and for the three-month period ended (unaudited)
	December 31, 2006
	Revenues
										Property,	Addition to
								Depreciation,		Plant and	Property,
				Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	2,163	484	2,647	(59)	2,588	(1,183)	1,405	(152)	1,253	13,235	820	48
Pellets	432	112	544	(24)	520	(311)	209	(17)	192	593	61	529
Manganese	11	4	15	—	15	(56)	(41)	(1)	(42)	65	7	—
Ferroalloys	99	48	147	(12)	135	(120)	15	(5)	10	186	11	—

	2,705	648	3,353	(95)	3,258	(1,670)	1,588	(175)	1,413	14,079	899	577

Non ferrous
Nickel and other products	2,786	16	2,802	—	2,802	(2,267)	535	(124)	411	17,193	483	222
Potash	—	43	43	(2)	41	(26)	15	(7)	8	178	7	—
Kaolin	62	8	70	(4)	66	(63)	3	(6)	(3)	249	19	—
Copper concentrate	152	31	183	(8)	175	(67)	108	(16)	92	1,386	41	—

	3,000	98	3,098	(14)	3,084	(2,423)	661	(153)	508	19,006	550	222

Aluminum
Alumina and bauxite	346	—	346	2	348	(246)	102	(13)	89	2,414	265	164
Aluminum	263	65	328	(14)	314	(143)	171	(7)	164	415	26	—

	609	65	674	(12)	662	(389)	273	(20)	253	2,829	291	164

Logistics
Railroads	—	247	247	(45)	202	(110)	92	(17)	75	720	26	222
Ports	4	65	69	(12)	57	(39)	18	(4)	14	222	6	—
Ships	12	14	26	(1)	25	(16)	9	(3)	6	45	2	—

	16	326	342	(58)	284	(165)	119	(24)	95	987	34	222
Others	15	12	27	(2)	25	(107)	(82)	(7)	(89)	1,106	7	1,168

	6,345	1,149	7,494	(181)	7,313	(4,754)	2,559	(379)	2,180	38,007	1,781	2,353

Results by segment — before eliminations (Aggregated)

	As of and for the year ended December 31,
	2007							2006							2005
				Holdings							Holdings							Holdings
		Non							Non							Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
RESULTS
Gross revenues — Foreign	21,126	13,338	61	3,506	242	(10,437)	27,836	15,729	4,199	67	3,125	54	(7,029)	16,145	12,655	787	75	1,784	—	(5,461)	9,840
Gross revenues — Domestic	3,865	487	1,519	751	1	(1,344)	5,279	2,738	277	1,373	474	7	(651)	4,218	2,197	213	1,215	345	—	(405)	3,565
Cost and expenses	(16,882)	(7,301)	(983)	(3,307)	(310)	11,781	(17,002)	(12,004)	(3,301)	(970)	(2,597)	(56)	7,680	(11,248)	(9,646)	(762)	(886)	(1,639)	(10)	5,866	(7,077)
Research and development	(175)	(329)	(39)	—	(190)	—	(733)	(123)	(166)	(10)	—	(182)	—	(481)	(87)	(73)	(4)	(5)	(108)	—	(277)
Depreciation, depletion and amortization	(917)	(1,039)	(103)	(110)	(17)	—	(2,186)	(632)	(219)	(76)	(66)	(4)	—	(997)	(458)	(65)	(45)	(51)	—	—	(619)

Operating income	7,017	5,156	455	840	(274)	—	13,194	5,708	790	384	936	(181)	—	7,637	4,661	100	355	434	(118)	—	5,432
Financial income	2,514	578	9	17	25	(2,848)	295	789	97	28	20	2	(609)	327	439	1	34	9	2	(362)	123
Financial expenses	(3,154)	(1,242)	(17)	(13)	(14)	2,848	(1,592)	(1,541)	(86)	(8)	(294)	(18)	609	(1,338)	(751)	(6)	(19)	(154)	8	362	(560)
Foreign exchange and monetary gains (losses), net	2,302	93	(15)	181	(2)	—	2,559	206	214	(11)	119	1	—	529	259	(44)	(13)	98	(1)	—	299
Gain on sale of investments	—	81	237	—	459	—	777	443	—	—	—	231	—	674	—	—	—	—	126	—	126
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	301	9	125	84	76	—	595	312	—	96	76	226	—	710	435	—	54	65	206	—	760
Income taxes	(1,959)	(1,005)	(16)	(231)	10	—	(3,201)	(976)	(250)	(18)	(187)	(1)	—	(1,432)	(808)	(1)	(17)	(55)	1	—	(880)
Minority interests	(31)	(444)	(1)	(326)	—	—	(802)	(157)	(190)	—	(232)	—	—	(579)	(337)	—	(1)	(121)	—	—	(459)

Net income	6,990	3,226	777	552	280	—	11,825	4,784	575	471	438	260	—	6,528	3,898	50	393	276	224	—	4,841

Sales classified by geographic destination:
Foreign market
America, except United States	1,449	1,555	23	850	—	(1,026)	2,851	1,249	438	30	726	—	(823)	1,620	1,313	—	45	320	—	(762)	916
United States	432	2,462	—	308	81	(318)	2,965	506	450	—	95	54	(237)	868	464	7	3	211	—	(268)	417
Europe	6,823	2,589	33	1,606	—	(3,716)	7,335	5,465	1,020	19	1,346	—	(2,667)	5,183	4,847	449	23	750	—	(2,256)	3,813
Middle East/Africa/Oceania	827	396	—	142	161	(412)	1,114	767	218	1	263	—	(239)	1,010	775	108	—	42	—	(148)	777
Japan	2,131	2,041	—	584	—	(929)	3,827	1,779	523	—	548	—	(662)	2,188	1,261	44	—	395	—	(469)	1,231
China	7,570	1,457	4	—	—	(3,168)	5,863	4,781	499	16	126	—	(1,716)	3,706	3,018	79	4	50	—	(1,135)	2,016
Asia, other than Japan and China	1,894	2,838	1	16	—	(868)	3,881	1,182	1,050	1	21	—	(684)	1,570	977	100	—	16	—	(423)	670

	21,126	13,338	61	3,506	242	(10,437)	27,836	15,729	4,198	67	3,125	54	(7,028)	16,145	12,655	787	75	1,784	—	(5,461)	9,840
Domestic market	3,865	487	1,519	751	1	(1,344)	5,279	2,738	277	1,373	474	7	(651)	4,218	2,197	213	1,215	345	—	(405)	3,565

	24,991	13,825	1,580	4,257	243	(11,781)	33,115	18,467	4,475	1,440	3,599	61	(7,679)	20,363	14,852	1,000	1,290	2,129	—	(5,866)	13,405

Operating segment — after eliminations (Disaggregated)

	As of and for the year ended December 31,
	2007
	Revenues
										Property,	Addition to
								Depreciation,		Plant and	Property,
				Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	9,873	2,035	11,908	(286)	11,622	(4,520)	7,102	(777)	6,325	17,031	2,496	60
Pellets	2,151	587	2,738	(132)	2,606	(1,860)	746	(87)	659	754	92	741
Manganese	48	21	69	(5)	64	(66)	(2)	(7)	(9)	79	2	—
Ferroalloys	445	274	719	(70)	649	(442)	207	(25)	182	168	22	—

	12,517	2,917	15,434	(493)	14,941	(6,888)	8,053	(896)	7,157	18,032	2,612	801
Non ferrous
Nickel and other products (*)	11,664	125	11,789	—	11,789	(6,077)	5,712	(927)	4,785	23,668	2,088	299
Potash	—	178	178	(10)	168	(108)	60	(23)	37	218	19	—
Kaolin	202	36	238	(9)	229	(228)	1	(33)	(32)	295	33	—
Copper concentrate	663	139	802	(30)	772	(456)	316	(64)	252	1,841	197	—

	12,529	478	13,007	(49)	12,958	(6,869)	6,089	(1,047)	5,042	26,022	2,337	299

Aluminum
Alumina and bauxite	1,142	10	1,152	(5)	1,147	(917)	230	(70)	160	3,687	757	184
Aluminum	1,276	294	1,570	(61)	1,509	(800)	709	(41)	668	761	99	—

	2,418	304	2,722	(66)	2,656	(1,717)	939	(111)	828	4,448	856	184

Logistics
Railroads	—	1,220	1,220	(199)	1,021	(636)	385	(88)	297	1,735	491	342
Ports	13	254	267	(46)	221	(177)	44	(22)	22	1,371	102	—
Ships	17	21	38	(3)	35	(44)	(9)	(3)	(12)	36	12	107

	30	1,495	1,525	(248)	1,277	(857)	420	(113)	307	3,142	605	449
Others	342	85	427	(17)	410	(531)	(121)	(19)	(140)	2,981	241	1,189

	27,836	5,279	33,115	(873)	32,242	(16,862)	15,380	(2,186)	13,194	54,625	6,651	2,922

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (Disaggregated)

	As of and for the year ended December 31,
	2006
	Revenues
										Property,	Addition to
								Depreciation,		Plant and	Property,
				Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	8,167	1,860	10,027	(271)	9,756	(4,060)	5,696	(528)	5,168	13,235	2,616	48
Pellets	1,590	389	1,979	(86)	1,893	(1,210)	683	(53)	630	593	110	529
Manganese	39	16	55	(3)	52	(97)	(45)	(4)	(49)	65	19	—
Ferroalloys	342	166	508	(43)	465	(443)	22	(19)	3	186	34	—

	10,138	2,431	12,569	(403)	12,166	(5,810)	6,356	(604)	5,752	14,079	2,779	577

Non ferrous
Nickel and other products (*)	2,786	16	2,802	—	2,802	(2,267)	535	(124)	411	17,193	483	222
Potash	—	143	143	(8)	135	(84)	51	(23)	28	178	16	—
Kaolin	188	30	218	(9)	209	(182)	27	(27)	—	249	19	—
Copper concentrate	690	89	779	(20)	759	(246)	513	(49)	464	1,386	150	—

	3,664	278	3,942	(37)	3,905	(2,779)	1,126	(223)	903	19,006	668	222

Aluminum
Alumina and bauxite	1,127	10	1,137	(8)	1,129	(796)	333	(39)	294	2,414	706	164
Aluminum	1,093	151	1,244	(29)	1,215	(558)	657	(26)	631	415	43	—

	2,220	161	2,381	(37)	2,344	(1,354)	990	(65)	925	2,829	749	164

Logistics
Railroads	—	1,011	1,011	(177)	834	(488)	346	(72)	274	720	95	222
Ports	15	246	261	(44)	217	(137)	80	(16)	64	222	12	—
Ships	52	52	104	(8)	96	(97)	(1)	(5)	(6)	45	2	—

	67	1,309	1,376	(229)	1,147	(722)	425	(93)	332	987	109	222
Others	56	39	95	(6)	89	(352)	(263)	(12)	(275)	1,106	126	1,168

	16,145	4,218	20,363	(712)	19,651	(11,017)	8,634	(997)	7,637	38,007	4,431	2,353

Operating segment — after eliminations (Disaggregated)

	As of and for the year ended December 31,
	2005
	Revenues
										Property,	Addition to
								Depreciation,		Plant and	Property,
				Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	5,890	1,506	7,396	(234)	7,162	(2,658)	4,504	(419)	4,085	8,157	2,695	46
Pellets	1,722	361	2,083	(78)	2,005	(1,321)	684	(23)	661	461	75	568
Manganese	56	21	77	(6)	71	(81)	(10)	(1)	(11)	52	20	—
Ferroalloys	318	176	494	(47)	447	(344)	103	(20)	83	208	82	—

	7,986	2,064	10,050	(365)	9,685	(4,404)	5,281	(463)	4,818	8,878	2,872	614

Non ferrous
Potash	—	149	149	(11)	138	(86)	52	(8)	44	166	18	—
Kaolin	150	27	177	(7)	170	(176)	(6)	(20)	(26)	231	5	—
Copper concentrate	354	37	391	(8)	383	(203)	180	(34)	146	1,180	152	—

	504	213	717	(26)	691	(465)	226	(62)	164	1,577	175	—

Aluminum
Alumina and bauxite	509	76	585	(24)	561	(494)	67	(25)	42	1,569	600	178
Aluminum	784	39	823	(5)	818	(397)	421	(26)	395	361	25	58

	1,293	115	1,408	(29)	1,379	(891)	488	(51)	437	1,930	625	236

Logistics
Railroads	—	881	881	(145)	736	(528)	208	(35)	173	612	247	109
Ports	—	230	230	(34)	196	(126)	70	(5)	65	244	22	—
Ships	56	49	105	(8)	97	(101)	(4)	(3)	(7)	3	2	—

	56	1,160	1,216	(187)	1,029	(755)	274	(43)	231	859	271	109
Others	1	13	14	(6)	8	(226)	(218)	—	(218)	922	34	713

	9,840	3,565	13,405	(613)	12,792	(6,741)	6,051	(619)	5,432	14,166	3,977	1,672

21	Related party transactions

Balances from transactions with major related parties are as follows:

	As of December 31,
	2007		2006
	Assets	Liabilities	Assets	Liabilities
AFFILIATED COMPANIES AND JOINT VENTURES

Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	59	46	58	49
Companhia ítalo-Brasileira de Pelotização — ITABRASCO	53	49	51	19
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	108	30	101	39
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	24	13	39	11
Baovale Mineração S.A.	16	41	1	24
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	34	—	37	—
Minas da Serra Geral S.A. — MSG	—	14	—	14
MRS Logística S.A.	11	35	—	19
Mineração Rio Norte S.A.	—	29	—	21
Samarco Mineração S.A.	10	—	4	—
TAIWAN NICKEL REFINING CORPORATION	—	—	362	—
KOREA NICKEL CORPORATION	9	—	56	—
MITSUI & CO, LTD	—	21	—	18
Others	24	10	11	8

	348	288	720	222

Current	345	287	715	222

Long-term	3	1	5	—

These balances are included in the following balance sheet classifications:

	As of December 31,
	2007		2006
	Assets	Liabilities	Assets	Liabilities
Current assets
Accounts receivable	281	—	675	—
Loans and advances to related parties	64	—	40	—
Other assets
Loans and advances to related parties	3	—	5	—
Current liabilities
Suppliers	—	281	—	197
Loans from related parties	—	6	—	25
Long-term liabilities
Long-term debt	—	1	—	—

	348	288	720	222

Income and expenses from the principal transactions and financial operations carried out with major related parties are as follows:

	As of December 31,
	2007		2006		2005
	Income	Expense	Income	Expense	Income	Expense
AFFILIATED COMPANIES AND JOINT VENTURES

Companhia Nipo-Brasileira de Pelotização — NIBRASCO	386	328	363	292	280	310
Samarco Mineração S.A	117	—	79	—	25	1
SIDERAR S.A.I.C	—	—	—	—	11	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	233	163	204	58	158	65
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	247	195	224	159	170	185
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	220	270	226	191	170	113
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	442	—	410	—	24	—
Valesul Alumínio S.A	—	—	11	—	66	—
Mineração Rio Norte S.A	—	232	—	234	—	136
Gulf Industrial Investment Company — GIIC	—	—	56	2	157	—
MRS Logística S.A	17	593	14	516	4	385
Others	30	29	3	39	19	60

	1,692	1,810	1,590	1,491	1,084	1,255

These amounts are included in the following statement of income line items:

	As of December 31,
	2007		2006		2005
	Income	Expense	Income	Expense	Income	Expense
Sales / Cost of iron ore and pellets	1,649	960	1,553	712	964	694
Revenues / expense from logistic services	17	593	13	516	4	387
Sales / Cost of aluminum products	—	232	11	234	66	136
Financial income/expenses	26	24	13	16	26	36
Others	—	1	—	13	24	2

	1,692	1,810	1,590	1,491	1,084	1,255

Additionally the Company has with Mitsui & Co, Ltd, Bradesco, Banco Nacional de Desenvolvimento Social and BNDES Participações S.A in the amounts of US$13, US$3,142, US$236 and US$376, related to loans instrument with interests at market condition, whose major maturity is November of 2013. These values are recorded in loans and financings disclosed in Note 15.

The Company still has operations cash equivalents with Bradesco in the amount of US$18 in 2007.

22	Fair value of financial instruments

The carrying amount of our current financial instruments generally approximates fair market value because of the short-term maturity or frequent repricing of these instruments.

The market value of our listed long-term investments, where available, is disclosed in Note 13.

Based on borrowing rates currently available to us for bank loans with similar terms and average maturities, the fair market value of long-term debt (current portion not included) at December 31, 2007 and 2006 is estimated as follows:

	As of December 31,
	2007	2006
Fair market value	17,942	21,746
Carrying value	17,608	21,122

Fair market value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. Changes in assumptions could significantly affect the estimates.

23	Derivative financial instruments

The main market risks we face are interest rate risk, exchange rate risk and commodity price risk. We manage some of these risks through the use of derivative instruments. Our risk management activities follow the risk management policy, which requires diversification of transactions and counter-parties. We monitor and evaluate our overall position regularly in order to evaluate financial results and impact on our cash flow. We also periodically review the credit limits and creditworthiness of our hedging counter-parties.

Risk Management Policy

We consider the effective management of risk a key objective to support our growth strategy and financial flexibility. In furtherance of this objective, the Board of Directors has established an enterprise risk management policy and a risk management committee. Under the policy, we measure, monitor, and manage risk at the portfolio level, using a single framework, and consider the natural diversification of our portfolio. We hedge our market risk only when considered necessary to support our corporate strategy or to maintain our target level of financial flexibility.

The risk management committee assists our Executive Directors in overseeing and reviewing information regarding our enterprise risk management and framework, including the significant policies, procedures and practices employed to manage risk. Our enterprise risk management policy is designed to promote an effective risk management system and to ensure that enterprise-level risks are reported at least quarterly to the risk management committee.

We address some of the risks through the use of derivative instruments. Our risk management activities follow the risk management policy, which generally prohibits speculative trading and short selling and requires diversification of transactions and counter-parties.

We monitor and evaluate our overall position regularly in order to evaluate financial results and impact on our cash flow. We also periodically review the credit limits and creditworthiness of our hedging counter-parties.

Under SFAS 133 “Accounting for Derivative Financial Instruments and Hedging Activities,” as amended by SFAS 137 and SFAS 138, we recognize all derivatives on our balance sheet at fair value, and the gain or loss in fair value is included in current earnings, unless designated as a cash flow hedge.

Interest rate risk

We are exposed to interest rate risk on our outstanding borrowings. Our floating rate debt consists principally of U.S. Dollar borrowings related to trade finance and loans from commercial banks and multilateral organizations and Real-denominated borrowings related to the debentures and the property and services acquisition financing issued in the Brazilian market. In general, our foreign currency floating rate debt is principally subject to changes in the London Interbank Offered Rate (USD LIBOR). Consequently, fluctuations in the USD LIBOR may adversely impact our cash flows. To mitigate the effects of interest rate volatility we make use of natural hedges derived from the correlation between U.S. Dollar floating interest rates and metals prices. When natural hedges are not present, we may opt to realize the same effect with the aid of financial instruments. Our floating rate debt denominated in Reais is mainly subject to changes in the CDI and TJLP.

We have entered into interest rate derivative transactions primarily to hedge the exposure we have on our Brazilian Reais floating rate debt. Our interest rate derivatives portfolio consists of interest rate swaps to convert Reais floating rate exposures to U.S. Dollar fixed rate exposures.

Currency risk

We are exposed to exchange rate risk associated with the denomination of our debt in currencies other than the Brazilian Real. On the other hand, a substantial proportion of our revenues are denominated in, or automatically indexed to, the U.S. Dollar. This provides a natural hedge against any changes in the Brazilian Real against the U.S. Dollar. For instance, when a devaluation of the Brazilian Real occurs, the immediate negative impact on our non-Brazilian Real-denominated debt is offset over time by the positive effect of devaluation on future cash flows. In light of this framework, we generally do not use derivative instruments to manage the currency exposure on our long-term Dollar-denominated debt. However, we may occasionally use derivatives to minimize the effects of the volatility of the exchange rates between Reais and U.S. Dollars in the cash flow.

Our cash flows are also exposed to the volatility of other currencies against the U.S. Dollar. While prices for most of our products are primarily in U.S. Dollars, a substantial portion of our costs, expenses and investments are in currencies other than the U.S. Dollar, in particular the Brazilian Real and the Canadian Dollar. In projects developed outside Brazil and Canada, we are also exposed to other currencies, such as the Euro, Australian Dollar and the Yuan.

We have other exposures associated with our outstanding debt portfolio. We have a Euro exposure associated with a credit line extended by KFW (Kreditanstalt Für Wiederaufbau). To mitigate the foreign currency risk, we have entered into currency forwards.

Product Price Risk

We are also exposed to various market risks relating to the volatility in world market prices for the following products:
•	iron ore and pellets, which represented 44.2% of our 2007 gross consolidated revenues;

•	nickel, which represented 30.3% of our 2007 gross consolidated revenues;

•	manganese ore and ferroalloys, which represented 2.4% of our 2007 gross consolidated revenues;

•	aluminum products, which represented 8.2% of our 2007 gross consolidated revenues; and

•	copper concentrate, which represented 2.4% of our 2007 gross consolidated revenues.
Other products, such as platinum-group metals (PGMs) kaolin and potash, represented a minor percentage of our consolidated revenues.

We do not enter into derivative transactions to hedge our iron ore, pellets, and manganese ore or ferroalloys exposure. Our risk management policy permits us to hedge market risk only when necessary to support our corporate strategy or maintain financial flexibility. Currently, our derivatives transactions include nickel forward purchase and sale contracts, aluminum forward contracts and options, copper options, as well as positions in gold, platinum and fuel oil derivative instruments.

Our Executive Board approved the hedging of a portion of our aluminum and copper production for 2007 and 2008 to reduce cash flow risk in connection with the change in our capital structure and the significant increase in our debt position after the acquisition of Inco.

Nickel — We do not generally use derivative instruments to hedge our exposure to fluctuations in nickel prices. However, we do enter into LME forward purchase contracts, which are substantially offset by fixed-price customer contracts, in order to maintain exposure to nickel price risk. We also enter into LME forward sales contracts to minimize nickel price risk associated with purchased nickel inventories of intermediates and finished nickel products.

Aluminum — In order to manage the risk associated with fluctuations in aluminum prices, we engaged in hedging transactions involving put and call options, as well as forward contracts. These derivative instruments allowed us to establish minimum average profits for our future aluminum production in excess of our expected production costs and therefore ensure stable cash generation. However, they also have the effect of reducing potential gains from price increases in the spot market for aluminum. Our policy has been to settle all commodity derivatives contracts in cash without physical delivery of product.

Copper — We have outstanding put option contracts, giving us the right but not the obligation to sell copper, and sell call option contracts, giving the buyer the right but not the obligation to purchase copper for time periods extending to 2008. A major part of the copper derivative position is added to our books as a result of the acquisition of Inco.

PGMs and other precious metals — We currently hold a small position in gold derivative instruments, structured to manage the risks related to gold price fluctuations, inherent from the content of gold associated with copper concentrate production. We enter into platinum hedging contracts in order to manage the risk associated with the volatility of platinum prices. These contracts are generally swap contracts or options and are intended to provide certain minimum price realizations for a portion of our future production of such metals. Under these swap contracts, we receive fixed prices for platinum and pay a floating price based on monthly average spot prices.

Fuel oil — We use fuel oil swap contracts to minimize the impact of fluctuations in the prices of our energy requirements. Under these contracts, we pay fixed prices for energy and receive amounts based on monthly average spot prices.

There is an embedded derivative related to energy in our subsidiary Albras on which we have an unrealized gain of US$17 million as of December 31, 2007 and US$76 million as of December 31, 2006.

The asset (liability) balances and the change in fair value of derivative financial instruments are as follows (the quarterly information is unaudited):

	Interest			Products of
	rates			aluminum
	(LIBOR)	Currencies	Gold	area	Copper	Nickel	Platinum	Total
Unrealized gains (losses) at October 1, 2007	(2)	651	(39)	(176)	(356)	3	(25)	56
Financial settlement	(2)	(198)	10	16	63	26	5	(80)
Unrealized gains (losses) in the year	(2)	151	(5)	67	106	13	(4)	326
Effect of exchange rate changes	1	27	(2)	(5)	(1)	—	—	20

Unrealized gains (losses) at December 31, 2007	(5)	631	(36)	(98)	(188)	42	(24)	322

Unrealized gains (losses) at July 1, 2007	8	355	(37)	(292)	(355)	28	(24)	(317)
Financial settlement	(4)	(6)	7	28	70	(76)	4	23
Unrealized gains (losses) in the year	(6)	279	(7)	96	(69)	50	(5)	338
Effect of exchange rate changes	—	23	(2)	(8)	(2)	1	—	12

Unrealized gains (losses) at September 30, 2007	(2)	651	(39)	(176)	(356)	3	(25)	56

Unrealized gains (losses) at October 1, 2006	(1)	35	(51)	(195)	3	—	—	(209)
Gain (Loss) recognized upon consolidation of Inco	4	9	—	—	(364)	62	(22)	(311)
Financial settlement	—	(6)	7	22	—	(88)	—	(65)
Unrealized gains (losses) in the year	3	(54)	(8)	(142)	63	42	2	(94)
Effect of exchange rate changes	—	—	(1)	(3)	—	—	—	(4)

Unrealized gains (losses) at December 31, 2006	6	(16)	(53)	(318)	(298)	16	(20)	(683)

Unrealized gains (losses) at January 1, 2007	6	(16)	(53)	(318)	(298)	16	(20)	(683)
Financial settlement	(6)	(284)	33	112	240	(38)	13	70
Unrealized gains (losses) in the year	(6)	860	(7)	153	(129)	63	(17)	917
Effect of exchange rate changes	1	71	(9)	(45)	(1)	1	—	18

Unrealized gains (losses) at December 31, 2007	(5)	631	(36)	(98)	(188)	42	(24)	322

Unrealized gains (losses) at January 1, 2006	(4)	1	(46)	(210)	—	—	—	(259)
Gain (Loss) recognized upon consolidation of Inco	4	9	—	—	(364)	62	(22)	(311)
Financial settlement	2	(6)	19	102	—	(87)	—	30
Unrealized gains (losses) in the year	4	(19)	(23)	(187)	65	42	2	(116)
Effect of exchange rate changes	—	—	(4)	(23)	—	—	—	(27)

Unrealized gains (losses) at December 31, 2006	6	(15)	(54)	(318)	(299)	17	(20)	(683)

Unrealized gains (losses) at January 1, 2005	(17)	4	(37)	(182)	—	—	—	(232)
Financial settlement	9	(1)	11	70	—	—	—	89
Unrealized gains (losses) in the year	6	(2)	(17)	(88)				(101)
Effect of exchange rate changes	(2)	—	(3)	(10)	—	—	—	(15)

Unrealized gains (losses) at December 31, 2005	(4)	1	(46)	(210)	—	—	—	(259)

Changes for the three month periods ended December 31, 2007, September 30, 2007 and December 31, 2006 are unaudited.
Unrealized gains (losses) in the period are included in our income statement under the caption of Financial expenses and Foreign exchange and monetary gains (losses), net.
Final maturity dates for the above instruments are as follows:

Gold	December 2008
Interest rates(LIBOR)	December 2011
Currencies	December 2011
Products of the aluminum area	December 2008
Copper concentrate	December 2008
Nickel	December 2009
Platinum	December 2008

Under U.S. GAAP, all derivatives, whether designated in hedging relationships or not, are required to be recorded in the balance sheet at fair value. A derivative must be designated in a hedging relationship in order to qualify for hedge accounting. These standards include a determination of what portions of hedges are deemed to be effective versus ineffective. In general, a hedging relationship is effective when a change in the fair value of the derivative is offset by an equal and opposite change in the fair value of the underlying hedged item. In accordance with these standards, effectiveness tests are performed in order to assess effectiveness and quantify ineffectiveness for all designated hedges. At December 31, 2007, we had outstanding cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in expected future cash flows that is attributable to a particular risk such as a forecasted purchase or sale. If a derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in earnings when the hedged item affects earnings. Ineffective portions of changes in the fair value of the derivatives designated as hedges are recognized in earnings. Under U.S. GAAP, if a portion of a derivative contract is excluded for purposes of effectiveness testing, such as time value, the value of such excluded portion is included in earnings. At December 31, 2007, unrealized net gains in respect of derivative instruments which were not qualified for hedge accounting under United States GAAP amounted to US$869.
Over-the-counter (OTC) forward and zero-cost collar aluminum contracts are used to smooth the effect of fluctuations in the price of aluminum with respect to forecasted sales of aluminum and alumina. These contracts have been designated as a hedge to our exposure to variability in future cash flows associated with our aluminum and alumina sales. There was no hedge ineffectiveness regarding these contracts since the inception of our cash flow hedge accounting program. At December 31, 2007, US$29 of deferred net gains on derivative instruments were recorded in other comprehensive income. The maximum term over which cash flows are hedged is 24 months.

Supplemental Financial Information (Unaudited)
The following unaudited information provides additional details in relation to certain financial ratios.
EBITDA — Earnings Before Financial Expenses, Minority Interests, Gain on Sale of Investments, Foreign Exchange and Monetary Gains (Losses), Equity in Results of Affiliates and Joint Ventures and Change in Provision for Losses on Equity Investments, Income Taxes, Depreciation and Amortization
(a)	EBITDA represents operating income plus depreciation, amortization and depletion plus impairment/gain on sale of property, plant and equipment plus dividends received from equity investees.

(b)	EBITDA is not a U.S. GAAP measure and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.

(c)	Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.

(d)	Although EBITDA, as defined above, does not provide a U.S. GAAP measure of operating cash flows, our management uses it to measure our operating performance and financial analysts in evaluating our business commonly use it.
Selected financial indicators for the main affiliates and joint ventures are available on the Company’s website, www.vale.com, under “investor relations”.

Indexes on CVRD’s Consolidated Debt (Supplemental information — unaudited)

	Three-month period ended (unaudited)			Year ended December 31,
	December 31,	September 30,	December 31,	December 31,	December 31,
	2007	2007	2006	2007	2006
Current debt
Current portion of long-term debt — unrelated parties	1,249	702	711	1,249	711
Short-term debt	167	2	723	167	723
Loans from related parties	6	42	25	6	25

	1,422	746	1,459	1,422	1,459

Long-term debt
Long-term debt — unrelated parties	17,608	17,522	21,122	17,608	21,122
Loans from related parties	—	—	—	—	—

	17,608	17,522	21,122	17,608	21,122

Gross debt (current plus long-term debt)	19,030	18,268	22,581	19,030	22,581

Interest paid over:
Short-term debt	(8)	(1)	(1)	(49)	(9)
Long-term debt	(361)	(324)	(252)	(1,289)	(565)

Interest paid	(369)	(325)	(253)	(1,338)	(574)
EBITDA	3,532	4,001	2,623	15,774	9,150
Stockholders’ equity	33,276	33,552	19,673	33,276	19,673
LTM (2) EBITDA / LTM (2) Interest paid	11.79	12.17	15.94	11.79	15.94
Gross Debt / LTM (2) EBITDA	1.21	1.23	2.47	1.21	2.47
Gross debt / Equity Capitalization (%)	36	35	53	36	53

Financial expenses
Third party — local debt	(132)	(118)	(29)	(513)	(67)
Third party — foreign debt	(180)	(189)	(264)	(831)	(428)
Related party debt	(1)	—	(1)	(4)	(6)

Gross interest	(313)	(307)	(294)	(1,348)	(501)
Labor and civil claims and tax-related actions	(39)	(19)	(28)	(98)	(109)
Tax on financial transactions — CPMF	(27)	(20)	(84)	(132)	(141)
Derivatives (Interest rate / Currencies)	169	297	(49)	906	(15)
Derivatives (Gold / Alumina / Aluminum / Copper / Energy )	158	98	(48)	19	(127)
Call option premium	—	—	—	—	(86)
Others	(175)	(247)	(205)	(939)	(359)

	(227)	(198)	(708)	(1,592)	(1,338)

Financial income
Cash and cash equivalents	32	16	84	105	188
Others	26	23	97	190	139

	58	39	181	295	327

Financial expenses, net	(169)	(159)	(527)	(1,297)	(1,011)

Foreign exchange and monetary gain (losses), net (1)	304	553	204	2,559	529

Financial result, net	135	394	(323)	1,262	(482)

(1)	Includes foreign exchange gain(loss) on derivatives in the amount of US$ (11), US$7, US$4, US$5, US$27 for the three-month period ended December 31, 2007, September 30, 2007 and December 31, 2006 and for years ended December 31, 2007 and December 31, 2006, respectively.

(2)	Last twelve months

Calculation of EBITDA (Supplemental information — Unaudited)

	Three-month period ended (unaudited)			As of and for the year ended
	December 31,	September	December 31,	December 31,
	2007	30, 2007	2006	2007	2006
Operating income	2,683	3,430	2,180	13,194	7,637
Depreciation	737	532	379	2,186	997

	3,420	3,962	2,559	15,380	8,634
Dividends received	112	39	64	394	516

EBITDA	3,532	4,001	2,623	15,774	9,150

Net operating revenues	8,163	7,898	7,313	32,242	19,651
Margin EBITDA	43.3%	50.7%	35.9%	48.9%	46.6%
Adjusted EBITDA x Operating Cash Flows (Supplemental information — Unaudited)

	As of and for the three-month period ended (unaudited)
	December 31, 2007		September 30, 2007		December 31, 2006
		Operating		Operating		Operating
	EBITDA	cash flows	EBITDA	cash flows	EBITDA	cash flows
Net income	2,573	2,573	2,940	2,940	1,573	1,573
Income tax — deferred	(394)	(394)	(28)	(28)	237	237
Income tax — current	610	—	975	—	314	—
Equity in results of affiliates and joint ventures and other investments	(136)	(136)	(165)	(165)	(183)	(183)
Foreign exchange and monetary gains, net	(304)	(266)	(553)	(565)	(204)	(576)
Financial expenses, net	169	(23)	159	9	527	79
Minority interests	165	165	205	205	227	227
Gain on sale of investments	—	—	(103)	(103)	(311)	(311)
Net working capital	—	(130)	—	243	—	1,298
Others	—	(176)	—	(267)	—	56

Operating income	2,683	1,613	3,430	2,269	2,180	2,400
Depreciation, depletion and amortization	737	737	532	532	379	379
Dividends received	112	112	39	39	64	64

	3,532	2,462	4,001	2,840	2,623	2,843

Operating cash flows		2,462		2,840		2,843
Income tax		610		975		314
Foreign exchange and monetary gains		(38)		12		372
Financial expenses		192		150		448
Net working capital		130		(243)		(1,298)
Others		176		267		(56)
EBITDA		3,532		4,001		2,623

	As of and for the year ended December 31,
		2007		2006
		Operating cash		Operating cash
	EBITDA	flows	EBITDA	flows
Net income	11,825	11,825	6,528	6,528
Income tax — deferred	(700)	(700)	298	298
Income tax — current	3,901	—	1,134	—
Equity in results of affiliates and joint ventures and other investments	(595)	(595)	(710)	(710)
Foreign exchange and monetary gains, net	(2,559)	(2,827)	(529)	(917)
Financial expenses, net	1,297	102	1,011	36
Minority interests	802	802	579	579
Gain on sale of investments	(777)	(777)	(674)	(674)
Net working capital	—	1,236	—	423
Others	—	(634)	—	156

Operating income	13,194	8,432	7,637	5,719
Depreciation, depletion and amortization	2,186	2,186	997	997
Dividends received	394	394	516	516

	15,774	11,012	9,150	7,232

Operating cash flows		11,012		7,232
Income tax		3,901		1,134
Foreign exchange and monetary gains		268		388
Financial expenses		1,195		975
Net working capital		(1,236)		(423)
Others		634		(156)

EBITDA		15,774		9,150

Board of Directors, Fiscal Council, Advisory committees and Executive Officers

Board of Directors	Fiscal Council

Sérgio Ricardo Silva Rosa	Marcelo Amaral Moraes
Chairman	Chairman

Mário da Silveira Teixeira Júnior	Aníbal Moreira dos Santos
Vice-President	Bernard Appy
José Bernardo de Medeiros Neto

Luciano Galvão Coutinho
Francisco Augusto da Costa e Silva	Alternate
Hiroshi Tada	Oswaldo Mário Pêgo de Amorim Azevedo
João Batista Cavaglieri	Tarcísio José Massote de Godoy
Jorge Luiz Pacheco	Marcos Coimbra
José Ricardo Sasseron
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes
Sandro Kohler Marcondes	Executive Officers

Advisory Committees of the Board of Directors	Roger Agnelli
Chief Executive Officer

Controlling Committee
Antonio José Figueiredo Ferreira	Carla Grasso
Luiz Carlos de Freitas	Executive Officer for Human Resources and Corporate
Paulo Roberto Ferreira de Medeiros	Services

Executive Development Committee	Eduardo de Salles Bartolomeo
João Moisés de Oliveira	Executive Officer for Logistics
José Ricardo Sasseron
Oscar Augusto de Camargo Filho	Fabio de Oliveira Barbosa
Chief Financial Officer and Investor Relations

Strategic Committee
Roger Agnelli	Gabriel Stoliar
Gabriel Stoliar	Executive Officer for Planning and Business Development
Luciano Siani Pires
Mário da Silveira Teixeira Júnior	José Carlos Martins
Oscar Augusto de Camargo Filho	Executive Officer for Ferrous Minerals
Sérgio Ricardo Silva Rosa
José Lancaster
Finance Committee	Executive Officer for Copper, Coal and Aluminum
Fabio de Oliveira Barbosa
Ivan Luiz Modesto Schara	Murilo de Oliveira Ferreira
Luiz Maurício Leuzinger	Executive Officer for Nickel and Basic Metals
Wanderlei Viçoso Fagundes	Commercialization

Governance and Sustainability Committee	Tito Botelho Martins
Jorge Luiz Pacheco	Executive Officer for Corporate Affairs and Energy
Ricardo Simonsen
Renato da Cruz Gomes	Demian Fiocca
Executive Officer for Technology and Management

Marcus Vinícius Dias Severini
Chief Officer of Accounting and Control Department

Vera Lúcia de Almeida Pereira Elias
Chief Accountant
CRC-RJ - 043059/O-8

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: March 5, 2008	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer